

Apple Inc.

Notice of 2026 Annual Meeting of Shareholders and Proxy Statement

Attending the Annual Meeting

We are pleased to welcome shareholders to the 2026 Annual Meeting, to be held virtually on February 24, 2026, at 8:00 A.M. Pacific Time.

To attend, vote, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/AAPL2026 and enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting. Attendance at the Annual Meeting is subject to capacity limits set by the virtual meeting platform provider. To submit questions in advance of the Annual Meeting, visit proxyvote.com before 8:59 P.M. Pacific Time on February 23, 2026, and enter your control number.

Your vote is important to us. We encourage you to vote your shares in advance to ensure that your vote will be represented at the Annual Meeting. You may vote online, as well as by telephone, or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction form. For more detailed information, see the section entitled "Voting Procedures" beginning on page 87 of the Proxy Statement.

In the Proxy Statement, the terms "Apple," "we," "our," and "Company" refer to Apple Inc. Information presented in the Proxy Statement is based on Apple's fiscal calendar, other than references to particular years in connection with our shareholder engagement program and in the biographical information about our directors and executive officers, which refer to calendar years. The Proxy Statement includes website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference into the Proxy Statement or in any other Securities and Exchange Commission filing we make under the Securities Exchange Act of 1934, as amended.

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our goals, commitments, and strategies, and our executive compensation program. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks, uncertainties, and other important factors that are discussed in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent Securities and Exchange Commission filings. We assume no obligation to update any forward-looking statements, which speak only as of the date they are made.

These materials were first sent or made available to shareholders on January 8, 2026.

Table of Contents



Notice of 2026 Annual Meeting of Shareholders

Date and Time

February 24, 2026
8:00 A.M. Pacific Time

Virtual Meeting Site

www.virtualshareholdermeeting.com/AAPL2026

Who Can Vote

Shareholders of record at the close of business on January 2, 2026

Items of Business and Board Voting Recommendations

1	Election of Directors: Wanda Austin, Tim Cook, Alex Gorsky, Andrea Jung, Art Levinson, Monica Lozano, Ron Sugar, and Sue Wagner	✓ FOR
2	Ratification of Appointment of Independent Registered Public Accounting Firm	✓ FOR
3	Advisory Vote to Approve Executive Compensation	✓ FOR
4	Approval of the Apple Inc. Non-Employee Director Stock Plan, as Amended and Restated	✓ FOR
5	Shareholder Proposal if properly presented	✗ AGAINST

And other business as may properly come before the Annual Meeting.

Sincerely,

Kate Adams

Senior Vice President,
General Counsel and Secretary
Cupertino, California
January 8, 2026

Important notice regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on February 24, 2026. The Notice of Meeting, Proxy Statement, and Annual Report on Form 10-K are available free of charge at proxyvote.com and at investor.apple.com.



"We're continuously inspired by the imaginative ways people are using our technology to build new businesses, create beautiful art, and serve their communities."

- Tim Cook, CEO



Message from our Chief Executive Officer



To our shareholders,

This has been an exceptional year at Apple. We are so excited about all the ways we are sharing our products, pushing the limits of what's possible, and making technology that empowers people and enriches their lives.

This is an ideal moment to reflect on where we are today, and in that spirit, I'd invite you to join us for the 2026 Annual Meeting of Shareholders on February 24, 2026, where we'll celebrate all we've accomplished over the past year.

Our latest iPhone lineup features the most powerful iPhone we've ever made with iPhone 17 Pro, and the thinnest iPhone we've ever made with iPhone Air. Along with iPhone 17, our entire lineup features incredibly advanced camera systems, powerful performance, and all-day battery life our users love.

Our technology has never done more to help our users stay productive, connected, and healthy. With the M5-powered iPad Pro, MacBook Pro, and Vision Pro, and across our product lineups, Apple silicon continues to deliver unmatched power and performance to help our users get more done. This year, we also introduced a beautiful new design called Liquid Glass, which creates a unified experience across our platforms for the very first time. And I hear from Apple users every day who credit our health and safety features with improving their lives, or even saving them.

AirPods Pro 3 have been another huge hit, delivering remarkable sound quality and the world's best in-ear active noise cancellation. And with Live Translation powered by Apple Intelligence, AirPods unlock a whole new way to connect and communicate with people across languages and around the world.

It's a powerful example of the incredible possibilities we're unlocking with AI, which we see as one of the most profound technologies of our lifetime. That's why, from the silicon to the software, we're building our products from the ground up to enable powerful AI experiences. With Apple Intelligence, we're delivering on a hallmark of Apple products by making complex technologies easy and accessible for our customers. And we now have dozens of Apple Intelligence features — like Writing Tools and Visual Intelligence — that are empowering our users in remarkable ways.

We've also continued to deliver world-class Services — including Apple Music, Apple Pay, and the App Store — that give our users even more ways to learn, create, and connect. For instance, Apple TV originals continue to earn praise from fans and critics alike — including clever comedies like "The Studio," riveting dramas like "Severance" and "Pluribus," and thrilling, cinematic hits like "F1."

As always, we've continued to build our values into everything we do — from our commitment to protecting people's privacy and security, to designing our products to be accessible to all. Around the world, we're giving students and teachers the tools to learn new skills and harness their creativity.

And we're continuously inspired by the imaginative ways people are using our technology to build new businesses, create beautiful art, and serve their communities.

On behalf of everyone at Apple, thank you for your engagement, your confidence, and your belief in our mission. We've accomplished so much together — and I've never been more optimistic about the future.

Tim Cook

Tim Cook



Proxy Statement Summary

2025 Business Highlights

At Apple, we work to push the limits of what's possible, and make technology that empowers people and enriches their lives. 2025 was an exceptional year, with record results, including an all-time revenue record of $416.2 billion for the fiscal year. These results reflect the tremendous customer enthusiasm for Apple products and services, as well as our deep commitment to innovation.



Net Sales ($B)

$416.2B
6% Y/Y Growth

2023	2024	2025
$383.3	$391.0	$416.2



Operating Income ($B)

$133.1B
8% Y/Y Growth

2023	2024	2025
$114.3	$123.2	$133.1

Achievements and Milestones

Business Highlights

- Achieved all-time revenue record for total company, iPhone, and Services
- Achieved 14% year-over-year Services revenue growth, surpassing $100B in revenue for the first time
- Reached all-time revenue records in the majority of markets we track, including many emerging markets, such as India, Latin America, and the Middle East
- Delivered company gross margin of 46.9%, an increase of 70 basis points year-over-year
- Achieved all-time diluted earnings per share record of $7.46
- Reached new all-time highs in our installed base across all major product categories and geographic segments
- Reached all-time high in paid and transacting customer accounts across our Services
- Returned over $110B to shareholders

Products and Services Innovation

- Introduced our most powerful lineup of products ever, including iPhone 17, iPhone 17 Pro and Pro Max, and iPhone Air, Apple Watch Series 11 and Ultra 3, and AirPods Pro 3, and brought M5, the next big leap in AI performance for Apple silicon, to iPad Pro, MacBook Pro, and Vision Pro
- Introduced dozens of new features with Apple Intelligence that are powerful, intuitive, private, and deeply integrated into the things our customers do every day, including Visual Intelligence and Live Translation
- Introduced our broadest software design update ever with Liquid Glass, a beautiful new design that takes advantage of Apple's powerful advances in hardware, silicon, and graphics technologies across platforms
- Continued to advance groundbreaking health features, introducing hypertension notifications on Apple Watch Series 9 and later models, developed using large-scale machine learning models
- Earned over 650 wins and 3,000 nominations in total for Apple TV productions to date, including 22 Emmy Award wins in 2025

Executive Compensation

Motivating and retaining an exceptional leadership team is a key factor in enabling of Apple's long-term success. Our executive compensation program is designed to pay for performance and retain strong, values-driven leaders. In 2025, the overall structure of our executive compensation program, consisting of three primary components – base salary, annual cash incentives, and long-term equity awards – did not change.

Aligned with Shareholder Interests

92%

2025 Say on Pay Approval

- Annual cash incentive opportunities are capped and have challenging goals tied to key financial performance measures representing overall Company performance and profitability

- Performance-based RSUs generally vest based on Apple's total shareholder return relative to companies in the S&P 500 over a three-year performance period

- Shareholders have an opportunity to cast an advisory say on pay vote each year on the compensation of our named executive officers and indicated strong support for our executive compensation program at the 2025 Annual Meeting

For more information on our executive compensation program and the 2025 compensation of our named executive officers, see the section entitled "Compensation Discussion and Analysis" beginning on page 38.

Shareholder Engagement

We proactively engage with shareholders throughout the year to better understand their priorities and perspectives on significant issues, including Company performance and strategy, executive compensation, corporate governance, risk oversight, and shareholder proposals. Engagement participants include members of senior management and our Board. Apple and its Board consider feedback and insights from shareholders and other stakeholders as we review our programs, practices, and disclosures.

70%

of institutional shares held were engaged in calendar year 2025

Annual Meeting Engagement
- Leading up to our annual meeting, we engage with shareholders to seek feedback on our initiatives, disclosures, and proposals
- Following our annual meeting, we reach out to investors to better understand their votes

Year-round Engagement
- We speak with proxy advisory firms to discuss our programs and shareholder feedback, and learn about key focus areas for their clients
- Our quarterly earnings calls provide shareholders with an opportunity to hear about our financial results and corporate strategy

Off-season Engagement
- Throughout the year, we meet with investors to discuss executive compensation, board oversight of enterprise risk management, and broader areas of stakeholder interest

Nominees to Apple's Board of Directors

Apple is overseen by directors with a broad range of skills and experiences to address the Company's evolving needs and represent the best interests of Apple's shareholders. Below are the nominees for election at our Annual Meeting.

Name	Occupation	Independent	Age	Director Since	Audit Committee	People and Compensation Committee	Nominating Committee
Art Levinson Board Chair	Founder and CEO, Calico	✓	75	2000		●	
Tim Cook	CEO, Apple		65	2011			
Wanda Austin	Former President and CEO, The Aerospace Corporation	✓	71	2024	●		
Alex Gorsky	Former Chair and CEO, Johnson & Johnson	✓	65	2021		●	●
Andrea Jung	President and CEO, Grameen America	✓	67	2008		●	●
Monica Lozano	Former President and CEO, College Futures Foundation	✓	69	2021	●		
Ron Sugar	Former Chair and CEO, Northrop Grumman Corporation	✓	77	2010	●		
Sue Wagner	Co-founder and Director, BlackRock	✓	64	2014	●		●

● Chair   ● Member

Nominee Skills and Board Composition



Leadership **8**/8	Innovation and Technology **7**/8
Corporate Governance **8**/8	Brand and Marketing **6**/8
Risk Management **8**/8	Privacy and Security **4**/8
Financial **8**/8	Public Policy and Government **4**/8
People and Culture **8**/8	Environment and Climate **4**/8
Global Business and Operations **7**/8	U.S. Military/Veteran **1**/8



50% Male | 50% Female
5 White
1 Black/African American
1 Asian
1 Hispanic/Latino

The information presented in this chart is based on voluntary self-identification by each nominee.

For more information on our nominees, see the section entitled "Directors" beginning on page 23.

Progress Across our Values

At Apple, we lead with our values in the technology we make, the way we make it, and how we treat people and the planet we all share.

We believe the best technology should work for everyone, so we build accessibility into all our products from the ground up. That's led to many profound innovations helping our users navigate, communicate, and engage with the world around them. And we've continued to drive innovations that help our users live healthier lives, including new features like sleep score and hypertension notifications.

We also believe privacy is a fundamental human right, and we continue to design our products to protect it from the start. That includes Private Cloud Compute for Apple Intelligence, which extends our on-device security model into the cloud. And it includes tools and resources that empower parents and help kids stay safe online without compromising their privacy.

Our values also shape our impact on the communities we're a part of. We work to expand access to education and opportunity with programs like the Apple Developer Academies, which help learners build new skills and prepare for promising careers. We continue to innovate to reduce the environmental impact of our devices — including a new 3D-printing process for the titanium cases of Apple Watch that uses 100 percent recycled materials. And we work to foster a culture of collaboration and belonging, where teams come together to innovate and do the best work of their lives.

From the technology we make, to the communities we serve, teams at Apple are dedicated to leaving the world better than we found it and making a positive difference in people's lives.

---

40 years of accessibility innovation at Apple

For 40 years, accessibility has been built into the foundation of everything we make. That commitment began in 1985, when Apple established its first office dedicated to accessibility — and it continues today across every product we make.

This year, we introduced new features that build on that legacy in meaningful ways. The all-new **Magnifier** for Mac gives users who are blind or have low vision a powerful way to explore the physical world — letting them use Mac to zoom in on documents, whiteboards, or nearby objects with adjustable views that make text and images easier to see. And with **Braille Access**, blind or deaf-blind users can turn iPhone, iPad, Mac, and Apple Vision Pro into a full-featured braille note taker, enabling them to launch apps, access documents, perform calculations, and even transcribe conversations in real-time with **Live Captions**.

These advances — along with many others across our ecosystem — reflect our belief that technology should work for everyone. We are proud to build products that empower people of all abilities to connect, create, and do more of what they love, and we're committed to pushing accessibility forward for the next 40 years and beyond.

Items of Business and Board Voting Recommendations

Proposal		Board Recommendation	Page Reference
1	**Election of Directors**	FOR	64
	• All of our directors are elected annually for a one-year term.		
	• Our Board is made up of directors with a broad range of skills and experiences to effectively address Apple's evolving needs and represent the best interests of Apple's shareholders.		
2	**Ratification of Appointment of Independent Registered Public Accounting Firm**	FOR	65
	• Ernst & Young LLP is an independent auditing firm with the required knowledge and experience to effectively audit Apple's financial statements.		
	• Audit and non-audit services are pre-approved by the Audit and Finance Committee.		
3	**Advisory Vote to Approve Executive Compensation**	FOR	67
	• Our executive compensation program is designed to align pay with shareholder interests and company performance.		
	• The compensation paid to our named executive officers in 2025 reflects the strength of our annual financial results and stock price performance.		
4	**Approval of the Apple Inc. Non-Employee Director Stock Plan, as Amended and Restated**	FOR	68
	• Our Non-Employee Director Stock Plan is currently set to expire on November 13, 2027.		
	• The proposed amendment would extend the term of the Plan to February 23, 2036.		
5	**China Entanglement Audit**	AGAINST	75
	• The requested report is unnecessary given we already provide extensive information on our international operations.		
	• The proposal is highly prescriptive and attempts to inappropriately restrict Apple's ability to manage its own ordinary business operations and business strategies.		

Corporate Governance

Our Corporate Governance Framework

Apple operates under a corporate governance framework designed to be a flexible working structure for principled actions, effective decision-making, and appropriate monitoring of both compliance and performance. Apple's key governance documents, including our Corporate Governance Guidelines, are available at investor.apple.com/leadership-and-governance.

One share equals one vote	We have a single class of shares with equal voting rights.
Annual director elections	All directors are elected annually for a one-year term.
Majority voting	We have a majority voting standard for uncontested elections of directors.
Separation of Chair and CEO roles	Our CEO is focused on managing Apple and our independent Chair drives accountability at the Board level.
Stock ownership guidelines	We have robust stock ownership guidelines for our directors and executive officers.
Shareholder engagement	We have a comprehensive year-round shareholder engagement program.
Access to management	Our Board has significant interaction with senior management and access to other employees.
Time commitment policy	The Nominating and Corporate Governance Committee annually reviews each director's various time commitments.
Financial expertise	The Board has determined that each Audit and Finance Committee member qualifies as an "audit committee financial expert" as that term is defined under SEC rules.
Continuing education	Our Board regularly receives updates on ethics, compliance, and governance as well as emerging topics relevant to the evolving needs of the Company.
Succession planning	Our Board regularly reviews Board and executive succession planning.
Executive sessions	All quarterly Board and committee meetings include executive sessions during which no members of management are present.
Board, committee, and individual self-evaluations	Our Board, committees, and individual directors conduct annual performance self-evaluations led by our independent Chair, including one-on-one interviews.
Prohibitions on hedging, pledging, and other transactions	We prohibit short sales, transactions in derivatives, and hedging of Apple securities by directors, executive officers, and employees, and prohibit pledging of Apple securities by directors and executive officers.
Special meetings	Shareholders owning at least 10% of our outstanding shares have the right to call a special meeting of the shareholders.
Proxy access	Up to 20 shareholders owning at least 3% of our outstanding shares continuously for three years may nominate up to 20% of our Board.

Role of the Board of Directors

Apple's Board oversees the CEO and other senior management in the competent and ethical operation of Apple and seeks to ensure that the long-term interests of shareholders are being served. Directors are expected to take a proactive, focused approach to ensure Apple is committed to business success through the maintenance of high standards of responsibility and ethics.

Board Independence

Apple's Corporate Governance Guidelines require a majority of Board members to be independent. The Board has determined that all Board members, other than Mr. Cook, are independent under applicable rules of The Nasdaq Stock Market LLC ("Nasdaq").

Apple's Board has a standing Audit and Finance Committee (the "Audit Committee"), People and Compensation Committee (the "People and Compensation Committee"), and Nominating and Corporate Governance Committee (the "Nominating Committee"). The Board has determined that all committee members are independent under applicable Nasdaq and Securities and Exchange Commission ("SEC") rules for committee memberships, and that each member of the Audit Committee also meets the additional independence criteria set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Board and Committee Structure

Apple regularly reviews the Board's leadership structure and the responsibilities and composition of its standing committees. The structure and composition of Apple's Board and its committees are intended to leverage the wide range of perspectives of the Board members and promote effective oversight.

The Board believes its current leadership structure, in which the roles of Chair and CEO are separated, best serves Apple's overall corporate structure and the Board's ability to carry out its roles and responsibilities on behalf of Apple's shareholders, including its oversight of management and corporate governance matters. The Board also believes that the current structure allows our CEO to focus on managing Apple, while leveraging our independent Chair's experience to drive accountability at the Board level.

The current membership and function of each standing committee is described on the following page. Each committee operates under a written charter adopted by the Board, which is available at investor.apple.com/leadership-and-governance. Each committee reviews and assesses its charter annually.

Audit Committee

Ron Sugar (Chair)	**Primary Responsibilities:**
Wanda Austin	• Assist the Board in oversight and monitoring of Apple's financial statements and other financial information
Monica Lozano	• Oversee compliance with legal, regulatory, and public disclosure requirements
Sue Wagner	• Appoint and oversee Apple's independent registered public accounting firm, including their qualifications and independence, and pre-approve fees
Nine meetings during 2025	• Oversee Apple's systems of internal controls, including the internal audit function
	• Oversee treasury and finance matters
	• Oversee enterprise risk management
Audit Committee Report: page 80	• Oversee privacy and data security
	• Oversee the auditing, accounting, and financial reporting process

People and Compensation Committee

Andrea Jung (Chair)	**Primary Responsibilities:**
Alex Gorsky	• Review and approve the compensation arrangements for the CEO, Apple's other executive officers and, to the extent it deems appropriate, other employees
Art Levinson	• Administer Apple's equity compensation and other incentive plans
Five meetings during 2025	• Review and make recommendations to the Board regarding the compensation of members of the Board and Board committees
People and Compensation Committee Report: page 51	• Assist the Board in its oversight of Apple's strategies, policies, and practices relating to Apple's people and teams

Nominating Committee

Sue Wagner (Chair)	**Primary Responsibilities:**
Alex Gorsky	• Assist the Board on matters relating to the identification, evaluation, and selection of Board members and candidates nominated to the Board
Andrea Jung	• Make recommendations to the Board concerning the size, structure, and composition of the Board and its committees
Four meetings during 2025	• Oversee and make recommendations regarding corporate governance matters, including Apple's Corporate Governance Guidelines
	• Assist the Board in its oversight of Apple's strategies, policies, and practices relating to environmental and social matters
	• Oversee the annual Board performance self-evaluation process

Board Oversight

The Board takes an active role in overseeing corporate and product strategy and seeks to ensure the long-term interests of Apple and its shareholders are being served. The Board believes that evaluating the executive team's management of the risks confronting Apple is one of its most important areas of oversight. In carrying out this responsibility, the Board is assisted by its committees, each of which considers risks within its areas of primary responsibility and expertise and apprises the full Board of significant matters and management's response.

Board of Directors

Directly oversees corporate and product strategy, executive succession planning, and other matters reserved to the full Board. Reviews and discusses with management significant risks affecting Apple, including matters escalated by its committees from within their respective areas of direct oversight.

Audit Committee

Oversees financial matters, business conduct, legal and regulatory compliance, privacy, cybersecurity, and tax matters, and has primary responsibility for assisting the Board with risk oversight.

People and Compensation Committee

Oversees the design and administration of equity plans and executive compensation programs and policies and has primary responsibility for assisting the Board with oversight of matters relating to Apple's people and teams.

Nominating Committee

Oversees Board structure, governance, and independence, and has primary responsibility for assisting the Board with oversight of environmental and social matters, including public policy expenditures.

Management

Led by our CEO and executive team, develops and executes our business strategy, manages operations, implements and supervises day-to-day risk management processes, and reports to the Board and its committees on significant matters.

Internal Audit

Directly overseen by the Audit Committee and operating pursuant to a charter, which is reviewed and approved annually by the Audit Committee, identifies and helps mitigate risk, and improves internal controls.

Enterprise Risk Management Program

Designed to identify, assess, and monitor Apple's business risks, including financial, operational, compliance, and reputational risks.
Supported by a Risk Oversight Committee, consisting of our Chief Financial Officer, General Counsel, Head of Business Assurance, and other senior leaders, that assists the Audit Committee with its general responsibility for overseeing enterprise risk management.

Selected Areas of Oversight

Board and Executive Succession Planning

The Board regularly reviews Board and executive succession planning. The Board considers oversight of executive succession planning to be one of its most critical duties, and it is on the agenda for every regularly scheduled meeting of the Board.

With respect to Board succession planning, the Board regularly evaluates its composition in the context of Apple's long-term strategic goals and monitors the Board's mix of skills, backgrounds, and experiences to help ensure that the Board is well-equipped to perform its oversight function effectively.

The Nominating Committee is responsible for coordinating and overseeing the annual Board evaluation process, which includes reviewing the skills and qualifications of individual directors, as well as reviewing the Board's structure as a whole to determine if the Board and its committees are functioning effectively.

People and Teams

The Board oversees matters related to our people and teams, including with respect to inclusion and diversity, culture and employee engagement, talent recruitment, development, and retention, and has allocated direct responsibilities for this area of oversight to the People and Compensation Committee.

Additionally, Apple's People and Compensation Committee oversees risks related to Apple's compensation programs. Each year, the People and Compensation Committee evaluates whether the design and operation of Apple's compensation programs or policies encourage our executive officers or our employees to take unnecessary or excessive risks. In establishing and reviewing Apple's compensation programs for risk, the People and Compensation Committee considers program features that mitigate potential risks for our executive officers, such as fixed base salaries; goals that are tied to specific company financial measures and payout caps for the annual cash incentive program; clawbacks for our cash and equity incentives; the quantity and mix of long-term performance-based and time-based equity incentives; and stock ownership requirements.

The People and Compensation Committee also generally considers the program features that mitigate potential risks for our non-executive officer employees. In its annual review, the People and Compensation Committee concluded that Apple's executive compensation programs and policies continue to provide an effective and appropriate mix of incentives to help ensure performance is focused on long-term shareholder value creation, and do not encourage short-term risk taking at the expense of long-term results or create risks that are reasonably likely to have a material adverse effect on Apple.

Compliance and Business Conduct

The Audit Committee regularly reviews and discusses with management Apple's compliance and business conduct programs, including through updates on competition, privacy, political compliance, and other legal and regulatory risks. Apple's full Board also receives regular updates on legal and regulatory developments, including updates on legislative developments, government investigations, litigation, and other legal proceedings.

Privacy and Data Security

The Audit Committee regularly reviews and discusses with management Apple's privacy and data security risks. The Audit Committee receives regular updates from management, including Apple's Head of Corporate Information Security. Additionally, the Audit Committee reviews updates on privacy and data security matters from Apple's General Counsel, Chief Compliance Officer, and the heads of Business Assurance and Internal Audit.

Apple also has a management Privacy Steering Committee chaired by Apple's General Counsel, with members including Apple's Senior Vice President of Software Engineering, Apple's Senior Vice President, Services, and a cross-functional group of senior representatives from Privacy Engineering, Product Marketing, Corporate Communications, and Privacy Legal. The Privacy Steering Committee sets privacy standards for teams across Apple and acts as an escalation point for addressing privacy compliance issues for decision or further escalation.

Online Safety

The Board reviews regular updates from management relating to online safety. These updates cover a range of topics, including updates on regulatory and enforcement issues and on features designed to help keep users safe online.

Apple also has a management Online Safety Steering Committee chaired by Apple's General Counsel, with members including senior leaders from Software Engineering, Child Safety Engineering, Trust & Safety, and Product Marketing. The committee meets regularly and oversees online safety issues across Apple, including those affecting children.

Artificial Intelligence

Apple's full Board directly oversees corporate and product strategy and receives regular updates on emerging technologies, including artificial intelligence. These updates cover a broad range of matters, such as strategy, investments, partnerships, regulation, and risks. The Audit Committee assists the Board in its oversight of privacy-related artificial intelligence matters, as well as legal and regulatory risks related to artificial intelligence.

The Company has published Responsible AI principles, which aim to guide how the Company develops artificial intelligence tools, as well as the models that underpin them. The principles are available at: machinelearning.apple.com/research/introducing-apple-foundation-models.

Human Rights

The Board has adopted a human rights policy for Apple — Our Commitment to Human Rights. The policy governs how we treat everyone, including our customers and teams, business partners and communities, and people at every level of our supply chain. In line with Apple's Human Rights Policy, which is based on the United Nations Guiding Principles, Apple identifies salient human rights risks through risk assessments and through channels we maintain with stakeholders. Apple works to mitigate any risks identified, and seeks to remedy adverse impacts, track and measure progress, and report findings. Additionally, the policy requires Apple to maintain active communication channels with rights holders and other stakeholders. The Board and its committees are responsible for overseeing and periodically reviewing our Human Rights Policy. Apple's General Counsel is responsible for its ongoing implementation, and reports to the Board and its committees on any significant issues identified during the diligence process and Apple's progress.

Environment and Climate

The Board and its committees review and discuss updates on environmental matters with senior management responsible for the development, review, and execution of plans designed to minimize Apple's impact on the environment. These reports include updates on Apple's progress towards environmental and climate goals and the environmental impact of our products and operations. Apple reports publicly on its efforts and progress across its environmental initiatives through an annual Environmental Progress Report.

Supply Chain

The Board and its committees review and discuss with management reports regarding Apple's supply chain and operations. These include updates from Apple's Chief Operating Officer on Apple's supply chain management. Apple reports publicly on its efforts and progress in the critical work of protecting people and the planet across its supply chain through an annual People and Environment in Our Supply Chain progress report.

Board Meetings and Attendance

The Board met four times during 2025. Each member of the Board who served during 2025 attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board held during 2025, and (ii) the total number of meetings held by each committee of the Board on which the member served during 2025.

Apple expects all of its directors to attend the Annual Meeting. All directors attended the 2025 annual meeting of shareholders (the "2025 Annual Meeting").

Annual Board and Committee Self-Evaluations

The Board conducts an annual self-evaluation to assess whether the Board, its committees, and each member of the Board are working effectively, and to provide an opportunity to reflect upon and improve processes and effectiveness.

The Nominating Committee designs and establishes the overall evaluation framework, and Dr. Levinson, the independent Chair of the Board, leads the evaluation interviews and feedback sessions. Dr. Levinson conducts one-on-one discussions with each director to obtain their assessment of the effectiveness and performance of the Board and its committees. Additional discussion topics include Board and committee composition and refreshment; timing, agendas, and content of Board and committee meetings; Board dynamics and function; peer reviews of other members; and the Board's oversight of executive succession planning. Board members are also invited to discuss the performance of Dr. Levinson directly with the Chair of the Nominating Committee. A summary identifying any themes or issues that have emerged is presented to the Board on an anonymous basis.

Each committee conducts its own annual self-evaluation and reports the results to the Board. Each committee's evaluation includes an assessment of the committee's compliance with Apple's Corporate Governance Guidelines and the committee's charter.

Related Party Policy and Transactions

The Board has adopted a written policy for approval of transactions between Apple and its directors, director nominees, executive officers, greater than 5% beneficial owners of Apple's common stock or any other class of Apple's equity securities, and each of their respective immediate family members, where the amount involved in the transaction exceeds or is reasonably expected to exceed $120,000 in a single fiscal year and the related party has or will have a direct or indirect interest in the transaction (other than solely as a result of being a director or less than 10% beneficial owner of another entity). A copy of this policy is available at investor.apple.com/leadership-and-governance. The policy provides that the Audit Committee must review transactions subject to the policy and determine whether to approve or ratify those transactions. Certain types of transactions are deemed pre-approved pursuant to standing pre-approval guidelines established by the Audit Committee. In addition, the Audit Committee has delegated authority to its Chair to pre-approve or ratify transactions under certain circumstances. A summary of new transactions covered by standing pre-approvals or transactions approved or ratified by the Chair of the Audit Committee, if any, is provided to the Audit Committee for its review.

In reviewing transactions subject to the policy, the Audit Committee or the Chair of the Audit Committee, as applicable, considers (as it deems appropriate for the circumstances):

- The nature and extent of the related person's interest in the transaction;
- The approximate dollar value involved in the transaction;
- The approximate dollar value of the related person's interest in the transaction without regard to the amount of any profit or loss;
- Whether the transaction was undertaken in the ordinary course of Apple's business;
- The material terms of the transaction, including whether the transaction with the related person is proposed to be, or was entered into, on terms no less favorable to Apple than terms that could have been reached with an unrelated third party;

- The business purpose of, and the potential benefits to Apple of, the transaction;

- Whether the transaction would impair the independence of a non-employee director;

- Required public disclosure, if any; and

- Any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to the Audit Committee's decision, in its business judgment, in light of the circumstances of the particular transaction.

Several of Apple's Board members and executive officers serve as directors or executive officers of other organizations, including organizations with which Apple has commercial and charitable relationships. Apple does not believe that any director had a direct or indirect material interest in any such relationships during 2025 and through the date of this Proxy Statement.

A family member of our former Chief Operating Officer is employed by Apple and received total compensation in excess of $120,000 for the period from the beginning of fiscal year 2025 through the date of the filing of this Proxy Statement. The family member's compensation was established by Apple in accordance with our compensation practices applicable to employees with comparable qualifications and responsibilities and holding similar positions.

Business Conduct Policy

Apple seeks to conduct business ethically, honestly, and in compliance with applicable laws. Apple's code of ethics, entitled "Business Conduct: The way we do business," sets out the principles that guide Apple's business practices — honesty, respect, confidentiality, and compliance. The code applies to all employees, including Apple's principal executive officer, principal financial officer, and principal accounting officer. Relevant sections of the code also apply to the Board. Apple expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in the code when providing goods and services to Apple or acting on its behalf. The code is available at apple.com/compliance/pdfs/Business-Conduct-Policy.pdf. Apple intends to disclose any changes to or waivers from this code by posting to our website if disclosure is required by SEC or Nasdaq rules.

Apple's code is managed by the Business Conduct organization, under the oversight of Apple's Chief Compliance Officer. Employees are required to complete training on the code upon joining Apple and annually thereafter. With input from relevant stakeholders and executive leadership, we regularly review and update Apple's code and related policies to ensure they provide clear, actionable guidance to our employees, executive officers, and directors.

Additionally, Apple has an insider trading policy governing the purchase, sale, and other dispositions of Apple's securities that applies to all Apple personnel, including directors, officers, employees, and other covered persons. Apple also follows procedures for the repurchase of its securities. We believe our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to Apple. A copy of Apple's insider trading policy was filed as Exhibit 19.1 to its Annual Report on Form 10-K for the year ended September 28, 2024.

Communications with the Board

Any matter intended for the Board, or for any individual member of the Board, should be directed to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, with a request to forward the communication to the intended recipient. In general, any shareholder communication delivered to Apple for forwarding to Board members will be forwarded in accordance with the shareholder's instructions. Apple reserves the right to not forward to Board members any abusive, threatening, or otherwise inappropriate materials.



Directors

Board Composition and Evaluation of Candidates

Board Composition

Apple's Board consists of a highly qualified group of leaders from a broad range of fields and backgrounds. All of our directors have senior leadership experience at large domestic or multinational companies. In these positions, they have gained significant and varied management experience, including in the areas of strategic and financial planning, public company financial reporting, compliance, risk management, and leadership development. They also have in-depth experience serving at public companies as executive officers, or on boards of directors and board committees, and a robust understanding of corporate governance practices and trends. In addition, many of our directors have experience as directors or trustees of significant public policy, academic, research, non-profit, and philanthropic institutions, and bring the benefit of these perspectives to the Board.

The Board and the Nominating Committee believe the skills and experiences of our directors provide Apple with business acumen and a broad range of perspectives to effectively address Apple's evolving needs, oversee senior management in the competent and ethical operation of Apple, and represent the best interests of Apple's shareholders.

Evaluation of Candidates

The Board regularly evaluates its composition in the context of Apple's long-term strategic goals. When considering candidates for election, the Board assesses each nominee's skills, backgrounds, experiences, and contributions in light of the Board's and the Company's evolving needs. Over the past four years, the Board has added three new members, representing over one-third of its membership, and two other, long-serving members retired. In the context of this year's Annual Meeting nominations, the Board determined that it would be in the best interests of Apple and its shareholders to ask Art Levinson, the Chair of the Board, and Ron Sugar, the Chair of the Audit Committee, to stand for re-election, and to waive for each of them its guideline under which directors generally may not stand for re-election after attaining age 75. In making this determination, the Board considered several factors, including the significant experience and expertise that each of Dr. Levinson and Dr. Sugar brings to the Board, their deep insight into the Company's business and operations, and their individual contributions as highly engaged members of the Board. The Board also considered the benefits of continuity among the Board's leadership positions.

Our Corporate Governance Guidelines require an annual review by the Nominating Committee of each director's various time commitments, including their primary occupation, service on other public company boards and board committees, leadership positions on other boards, as well as service with private company boards and non-profit organizations. Following its review in November 2025, the Nominating Committee determined that, in its view, no director currently has time commitments that would prevent them from properly discharging their duties as directors.

The Nominating Committee has evaluated and recommended to the full Board each of the nominees named in this Proxy Statement for election to the Board.

Nominee Selection Process

The Nominating Committee oversees board succession planning and recruitment of potential candidates. The Nominating Committee considers candidates who are recommended by the Committee's members, other Board members, shareholders, and management, as well as those identified by third-party search firms retained to assist in identifying and evaluating possible candidates. In evaluating potential nominees to the Board, the Nominating Committee considers, among other things: independence, character, ability to exercise sound judgment, demonstrated leadership, ability and willingness to commit sufficient time to the Board, and relevant skills, backgrounds, and experiences in the context of the evolving needs and overall composition of the Board. The Nominating Committee is committed to including individuals with a broad range of skills, backgrounds, and experiences in the pool of candidates from which nominees to the Board are selected.

The Nominating Committee evaluates candidates recommended by shareholders using the same criteria it applies to evaluate other candidates. Shareholders who wish to recommend a director candidate should submit the candidate's name and background information in writing to our Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA. In addition, the proxy access provisions in our bylaws provide that a shareholder, or a group of up to 20 shareholders, owning at least 3% of our outstanding shares continuously for at least three years, may nominate director nominees constituting up to 20% of Apple's Board for inclusion in our proxy statement. Nominating shareholders and nominees must satisfy the requirements set forth in our bylaws, which can be found at investor.apple.com/leadership-and-governance. Any notice of director nomination submitted to Apple other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act.

Nominees for Election

The matrix on the following page highlights the mix of key skills and experiences of the nominees that, among other factors, led the Board and the Nominating Committee to recommend these nominees for election to the Board. The matrix is intended to depict notable areas of focus for each director based on the current composition of the Board, and not having a mark does not mean that a particular director does not possess that qualification or skill. Nominees have developed competencies in these skills through education, direct experience, and oversight responsibilities. The Nominating Committee assesses the directors' mix of skills on an annual basis. Additional biographical information on each nominee is set out starting on page 27.

Nominee Skills

	Levinson	Cook	Austin	Gorsky	Jung	Lozano	Sugar	Wagner
Core								
Leadership Experience serving in a significant leadership position, including as a chief executive officer, chief financial officer, or other senior leadership role, equips directors with valuable insight into organizational behavior and processes and a deep understanding of the various aspects of modern organizations, including strategic planning, financial reporting, compliance, values, and culture.	●	●	●	●	●	●	●	●
Corporate Governance Experience on public company boards promotes an understanding of the dynamics and operation of a corporate board and its relationship with the chief executive officer and other senior management, as well as deep knowledge of corporate governance practices and policies and an appreciation of how they can impact Apple.	●	●	●	●	●	●	●	●
Risk Management Experience identifying, managing, or mitigating risks develops a director's ability to effectively oversee Apple's risk management.	●	●	●	●	●	●	●	●
Financial Knowledge of financial markets, financing, and financial reporting processes helps our directors understand and oversee our financial position, results of operations, and related financial reporting, as well as our broader financing activities and capital structure.	●	●	●	●	●	●	●	●
Strategic								
People and Culture Because Apple operates in a competitive talent market, directors with experience managing people and teams, including recruitment, retention, development, compensation, and incentivization of key talent, provide strategic value in overseeing these areas and in determining compensation for our CEO and other senior leaders.	●	●	●	●	●	●	●	●
Global Business and Operations Experience in global business and operations, including exposure to global business cultures, consumer preferences, and economic, regulatory, and political conditions, helps directors oversee Apple's global footprint and complex supply chain.	●	●	●	●	●		●	●
Innovation and Technology Directors with an understanding of innovation and technology, through experience in technology-related businesses or driving scientific innovation, are strategically equipped to oversee Apple's innovation-focused product and services roadmap.	●	●	●	●		●	●	●
Brand and Marketing Experience with the marketing and branding of products, building brand awareness, and enhancing corporate reputation can help directors successfully guide and advise management and oversee related efforts.	●	●		●	●	●		●
Privacy and Security At Apple, we believe privacy is a fundamental human right. Directors with experience in information security, data privacy, and cybersecurity are uniquely qualified to oversee our product and services roadmap, as well as privacy and cybersecurity risks.		●	●				●	●
Public Policy and Government Experience in government relations, regulatory matters, or regulated industries provides a valuable perspective as Apple operates in an increasingly regulated global environment.		●	●	●		●		
Environment and Climate At Apple, we believe business can and should be a force for good. Directors with experience leading efforts to mitigate environmental impacts are well qualified to oversee our environmental programs and product development.		●	●		●	●		



Art Levinson

Chair of the Board

Director since 2000
People and Compensation Committee

Key Skills and Qualifications

Art Levinson brings to the Board executive leadership experience, including through his service as a chairman and chief executive officer of a large international public company, along with extensive financial expertise and brand marketing experience. Through his experiences at biotechnology and pharmaceutical companies, he also brings significant expertise in the health sector and technology and innovation.

Career Highlights

Dr. Levinson, 75, has served as the Chief Executive Officer of Calico, a company focused on health, aging, and well-being, since September 2013.

Dr. Levinson previously served as Chief Executive Officer of Genentech, Inc., a medical drug developer, from July 1995 to April 2009, and served as Genentech's Chairman from September 1999 to September 2014.

Dr. Levinson also serves on the Board of Directors of the Broad Institute of MIT and Harvard and on the Board of Scientific Consultants at the Memorial Sloan Kettering Cancer Center.

Dr. Levinson was awarded the National Medal of Technology and Innovation, the nation's highest honor for achievement and leadership in advancing the fields of science and technology, and the Biotechnology Heritage Award from the Biotechnology Industry Organization and the Chemical Heritage Foundation. Dr. Levinson has been inducted into the Biotech Hall of Fame.

Other Public Company Boards:
None



Tim Cook

Chief Executive Officer
Director since 2011

Key Skills and Qualifications

Tim Cook brings to the Board extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service, and support.

Career Highlights

Mr. Cook, 65, has served as Apple's Chief Executive Officer since 2011, having previously served as Apple's Chief Operating Officer from October 2005.

Mr. Cook joined Apple in March 1998 and served as Executive Vice President, Worldwide Sales and Operations from February 2002 to October 2005. From October 2000 to February 2002, Mr. Cook served as Senior Vice President, Worldwide Operations, Sales, Service and Support. From March 1998 to October 2000, Mr. Cook served as Senior Vice President, Worldwide Operations.

Mr. Cook serves on the Board of Directors of The National Football Foundation & College Hall of Fame, Inc., the Board of Trustees of Duke University, and on the Leadership Council for the Malala Fund, an international non-profit organization that advocates for girls' education.

Other Public Company Boards:
Current: NIKE, Inc.



Wanda Austin

Director since 2024
Audit Committee

Key Skills and Qualifications

Wanda Austin brings to the Board executive leadership experience through her service as president and chief executive officer of a large research and development organization, significant expertise in advanced technology and innovation, experience with environment, cybersecurity, and public policy, and a global business perspective from her service on other boards.

Career Highlights

Dr. Austin, 71, is the retired President and Chief Executive Officer of The Aerospace Corporation, an independent, non-profit organization performing objective technical analyses and assessments for a variety of government, civil, and commercial customers, operating the only federally funded research and development center committed exclusively to the space enterprise. Dr. Austin served in this role from January 2008 until October 2016. Dr. Austin joined The Aerospace Corporation in 1979, serving in various positions of increasing responsibility.

Dr. Austin is also a Member of the National Academy of Engineering and is a co-founder of MakingSpace, Inc., a leadership and science, technology, engineering, and mathematics (STEM) consulting firm. Dr. Austin was the Interim President of the University of Southern California from 2018 to 2019 and has served on the American Energy Innovation Council since 2017. Dr. Austin also served on the Defense Policy Board from 2017 to 2019, the President's Council of Advisors on Science and Technology from 2015 to 2017, the Defense Science Board from 2009 to 2017, and the NASA Advisory Council from 2005 to 2007 and 2014 to 2016.

Other Public Company Boards:
Current: Amgen Inc.; Chevron Corporation
Within Last Five Years: Virgin Galactic Holdings, Inc.



Alex Gorsky

Director since 2021
Nominating Committee
People and Compensation Committee

Key Skills and Qualifications

Alex Gorsky brings to the Board executive leadership experience, as well as brand marketing expertise and extensive experience in the fields of health and technology through his service as a chairman and chief executive officer of a large international public company.

Career Highlights

Mr. Gorsky, 65, is the retired Chief Executive Officer and Executive Chairman of Johnson & Johnson, a global healthcare products company. Mr. Gorsky served as Executive Chairman from January 2022 to January 2023, having previously served as CEO from April 2012 and Chair of the Board from December 2012.

Mr. Gorsky joined Johnson & Johnson in 1988, serving in various positions of increasing responsibility. In 2004, Mr. Gorsky left Johnson & Johnson to join Novartis Pharmaceuticals Corporation, where he served as head of its pharmaceutical business in North America, before returning to Johnson & Johnson in 2008.

Mr. Gorsky is the co-founder of Alderline Group and a General Partner at ICONIQ Capital.

Mr. Gorsky serves on the boards of the Travis Manion Foundation, a non-profit organization that empowers veterans to develop character in future generations, and The Cleveland Clinic. Mr. Gorsky also serves on the Board of Advisors at the Wharton School. Mr. Gorsky is the recipient of the Robert F. Kennedy Human Rights Ripple of Hope Award, and the Prix Galien Roy Vagelos Pro Bono Humanum Award.

Other Public Company Boards:
Current: International Business Machines Corporation; JPMorgan Chase & Co.
Within Last Five Years: Johnson & Johnson



Andrea Jung

Director since 2008
Nominating Committee
People and Compensation Committee (Chair)

Key Skills and Qualifications

Andrea Jung brings to the Board executive leadership experience, a global business perspective, and extensive brand marketing and consumer products experience, including through her service as a chair and chief executive officer of a large international public company and her service on other boards.

Career Highlights

Ms. Jung, 67, has served as the President and Chief Executive Officer and a member of the Board of Grameen America LLC, a non-profit microfinance organization helping women who live in poverty build small businesses, since April 2014.

Ms. Jung previously served as Executive Chairman of Avon Products, Inc., a personal care products company, from April 2012 to December 2012, and as Chairman of the Board of Avon from September 2001 to April 2012. Ms. Jung served as Chief Executive Officer of Avon from November 1999 to April 2012, and served as a member of Avon's Board from January 1998 to December 2012.

Ms. Jung also serves on the Board of Rockefeller Capital Management.

Other Public Company Boards:

Current: Wayfair Inc.
Within Last Five Years: Unilever PLC



Monica Lozano

Director since 2021
Audit Committee

Key Skills and Qualifications

Monica Lozano brings to the Board executive leadership experience, and experience in operations, strategic planning, media and marketing, including through her service as a board chair and chief executive officer, and a global business perspective from her service on other boards.

Career Highlights

Ms. Lozano, 69, is the retired President and Chief Executive Officer of the College Futures Foundation, a charitable foundation working to increase the rate of college graduation for low-income California students. Ms. Lozano served in this role from December 2017 to August 2022. Ms. Lozano also co-founded The Aspen Institute Latinos and Society Program and served as Chair of its Advisory Board from January 2015 to October 2019. Her career in media spanned more than 30 years, including as Chair of the Board of Directors of U.S. Hispanic Media, Inc., the parent company of ImpreMedia, a national Hispanic news and information company, from June 2014 to January 2016, and as Chair of ImpreMedia from July 2012 to January 2016 and Chief Executive Officer from May 2010 to May 2014. She also served as Publisher of La Opinión from 2004 to May 2014 and Chief Executive Officer from 2004 to July 2012.

Ms. Lozano serves on the Board of the Weingart Foundation, a private grantmaking foundation advancing racial, social, and economic justice in Southern California, and is a Member of the American Academy of Arts and Sciences.

Other Public Company Boards:

Current: Bank of America Corporation; Target Corporation



Ron Sugar

Director since 2010
Audit Committee (Chair)

Key Skills and Qualifications

Ron Sugar brings to the Board executive leadership experience as a chairman and chief executive officer of a large international public company, financial expertise as a former chief financial officer, experience in worldwide operations, understanding of advanced technology, experience with government relations and public policy, and a global business perspective from his tenure at global companies and his service on other boards.

Career Highlights

Dr. Sugar, 77, is the retired Chairman and Chief Executive Officer of Northrop Grumman Corporation, a global security company. Dr. Sugar served in this role from April 2003 to June 2010 and served as President and Chief Operating Officer from 2001 to 2003. Before joining Northrop Grumman, he held executive positions at Litton Industries and TRW Inc., where he served as Chief Financial Officer.

Dr. Sugar serves on the Board of Trustees of the University of Southern California and on the Board of the Los Angeles Philharmonic Association. Dr. Sugar was elected as a member of the National Academy of Engineering for major contributions to advanced space communication systems and leadership in aerospace innovation.

Other Public Company Boards:

Current: Uber Technologies, Inc.
Within Last Five Years: Amgen Inc.; Chevron Corporation



Sue Wagner

Director since 2014
Audit Committee
Nominating Committee (Chair)

Key Skills and Qualifications

Sue Wagner brings to the Board operational experience and a global business perspective, including through her service as chief operating officer of a large multinational public company, as well as her service on other boards. Ms. Wagner also brings extensive financial expertise and experience in the highly regulated financial services industry.

Career Highlights

Ms. Wagner, 64, is a co-founder of BlackRock, Inc., an asset management company. Ms. Wagner served as BlackRock's Vice Chair from January 2006 until her retirement in July 2012, and also served as a member of BlackRock's Global Executive Committee and Global Operating Committee. During her tenure at BlackRock, Ms. Wagner served as BlackRock's Chief Operating Officer and Head of Corporate Strategy, and led the alternative investments and international client businesses.

Ms. Wagner also serves on the Board of Directors of Color Health, Inc., a privately held health technology company.

Other Public Company Boards:

Current: BlackRock, Inc.; Samsara Inc.
Within Last Five Years: Swiss Re Ltd.

Compensation of Directors

Members of the Board who are not Apple employees ("Non-Employee Directors") receive compensation for their service on the Board. As an Apple employee, Mr. Cook, our CEO, does not receive compensation for his service on the Board. The People and Compensation Committee annually reviews the total compensation of our Non-Employee Directors and each element of our Non-Employee Director compensation program. As part of this process, the People and Compensation Committee evaluates market data provided by its independent compensation consultant, Pay Governance LLC ("Pay Governance"), and makes a recommendation to the Board. The Board determines the form and amount of Non-Employee Director compensation after reviewing the People and Compensation Committee's recommendation. The Apple Inc. Non-Employee Director Stock Plan (the "Director Plan") has an annual limit of $1.5 million for all compensation paid or granted to a Non-Employee Director for service on the Board.

Cash Retainers

Our Non-Employee Directors receive an annual cash retainer of $100,000. In 2025, the Chair of the Board, Dr. Levinson, received an additional cash retainer of $175,000; the Chair of the Audit Committee, Dr. Sugar, received an additional cash retainer of $45,000; the Chair of the People and Compensation Committee, Ms. Jung, received an additional cash retainer of $40,000; and the Chair of the Nominating Committee, Ms. Wagner, received an additional cash retainer of $35,000. All retainers are paid in quarterly installments.

Equity-Based Awards

A substantial portion of each Non-Employee Director's annual retainer is in the form of equity awards. Under the Director Plan, Non-Employee Directors are granted restricted stock units ("RSUs") on the date of each annual meeting of shareholders (each, an "Annual Director Award"). All Annual Director Awards vest on February 1 of the following year, subject to continued service on the Board through the vesting date. In 2025, the Director Plan was amended to increase the Annual Director Award value to $310,000. At Dr. Levinson's request, the Board maintained his Annual Director Award at $275,000. With the exception of Dr. Levinson, the number of RSUs underlying each Annual Director Award for each Non-Employee Director in 2025 was 1,255, which was determined by dividing $310,000 by the per share closing price of Apple's common stock on the grant date, rounded to the nearest whole share. Dr. Levinson's Annual Director Award was determined by dividing $275,000 by the per share closing price of Apple's common stock on the grant date, rounded to the nearest whole share.

A Non-Employee Director who is newly appointed to the Board other than in connection with an annual meeting of shareholders will receive a grant of RSUs upon appointment (an "Initial Director Award"), except that a Non-Employee Director who first joins the Board on or after February 1 of a particular year and prior to the annual meeting for that year, or a director who was an employee of Apple immediately prior to first becoming a Non-Employee Director, will not receive an Initial Director Award. The number of RSUs subject to each Initial Director Award is determined in the same manner as described above for Annual Director Awards, but the award is pro-rated based on the portion of the vesting period that has passed since the last annual meeting. Initial Director Awards are scheduled to vest on the next February 1 following the grant of the award, subject to continued service on the Board through the vesting date.

Each RSU award granted under the Director Plan is credited with an amount equal to any ordinary dividend paid by Apple, multiplied by the total number of RSUs subject to the award that are outstanding immediately prior to the record date for the dividend. The amounts credited to each RSU are referred to as "dividend equivalents." Any dividend equivalents credited to RSUs granted under the Director Plan are subject to the same vesting, payment, and other terms and conditions as the RSUs to which the dividend equivalents relate. The dividend equivalents are meant to treat the RSU award holders consistently with shareholders.

Equipment and Other Business-Related Programs

Apple has an equipment program for the Board under which each Non-Employee Director is eligible to receive, upon request and free of charge, one of each new product introduced by Apple, and is eligible to purchase additional equipment at a discount. Each Non-Employee Director is also eligible to participate in Apple's matching gifts program to the same extent as Apple employees.

Deferred Compensation Plan

We maintain the Apple Inc. Deferred Compensation Plan (the "Deferred Compensation Plan"), under which eligible participants, including our Non-Employee Directors, may elect to defer a portion of their eligible compensation, subject to the terms of the Deferred Compensation Plan. The Deferred Compensation Plan is unfunded and unsecured. We do not provide any matching contributions under the Deferred Compensation Plan or allow for deferral of RSUs. Ms. Lozano deferred a portion of her fees earned into the Deferred Compensation Plan in 2025.

Stock Ownership Guidelines

Apple has stock ownership guidelines for our CEO, executive officers, and Non-Employee Directors. Under the guidelines, each Non-Employee Director is expected, within five years after joining the Board, to own shares of Apple's common stock that have a value equal to five times their annual cash retainer for serving as a director. Shares may be owned directly by the individual, owned jointly with, or separately by, the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Other than Dr. Austin, who joined the Board in 2024, each Non-Employee Director currently owns shares of Apple's common stock that have a value at least equal to five times their annual cash retainer.

Director Compensation—2025

The following table shows information regarding the compensation earned or paid during 2025 to Non-Employee Directors who served on the Board during the year. Mr. Cook's compensation is shown in the table entitled "Summary Compensation Table—2025, 2024, and 2023" and the related tables under the section entitled "Executive Compensation."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Wanda Austin	100,000	310,035	2,815	412,850
Alex Gorsky	100,000	310,035	6,457	416,492
Andrea Jung	140,000	310,035	7,985	458,020
Art Levinson	275,000	274,956	7,275	557,231
Monica Lozano	100,000[3]	310,035	2,921	412,956
Ron Sugar	145,000	310,035	16,248	471,283
Sue Wagner	135,000	310,035	338	445,373

(1) In accordance with SEC rules, the amounts shown reflect the aggregate grant date fair value of RSUs granted to Non-Employee Directors during 2025, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC 718"). The grant date fair value for RSUs is measured based on the closing price of Apple's common stock on the date of grant. Each Non-Employee Director serving on the Board on February 25, 2025, received an Annual Director Award with a grant date fair value for each RSU of $247.04. Dr. Levinson received an Annual Director Award of 1,113 RSUs and each other Non-Employee Director received an Annual Director Award of 1,255 RSUs. As of September 27, 2025, Dr. Levinson held 1,113 unvested RSUs and each other Non-Employee Director held 1,255 unvested RSUs.

(2) The amounts shown reflect the value of one or more products received under the Board's equipment program during the fiscal year. The amounts also include matching charitable contributions under Apple's matching gifts program of $10,000 for Dr. Sugar and $5,479 for Ms. Jung.

(3) Ms. Lozano deferred $750.00 of her 2025 fees into the Deferred Compensation Plan in 2025.

Executive Officers



Kate Adams

Senior Vice President, General
Counsel and Secretary

Ms. Adams, 61, oversees all of Apple's legal matters, including corporate governance, intellectual property, litigation, compliance, global security, and privacy.

Kate joined Apple as General Counsel in November 2017. Prior to joining Apple, Kate served as General Counsel of Honeywell International Inc., a diversified technology and manufacturing company, from September 2008. Prior to joining Honeywell in 2003, Kate was a partner at the law firm of Sidley Austin LLP.



Sabih Khan

Chief Operating Officer

Mr. Khan, 59, oversees Apple's entire worldwide operations, environmental and social initiatives, as well as AppleCare customer service and support. Sabih leads the team in charge of Apple's global supply chain, ensuring product quality, and overseeing planning, procurement, manufacturing, logistics, and product fulfillment functions, as well as Apple's supply chain innovation programs that protect and educate workers at supplier facilities around the world. Sabih also oversees teams focused on Apple's environmental and social initiatives, accessibility and artificial intelligence data operations. As the leader of AppleCare, Sabih also leads the dedicated teams that help customers navigate any service and support they need for all of their Apple products and services.

Sabih joined Apple in August 1995 and assumed his current position in July 2025. Sabih's previous positions at Apple include Senior Vice President, Operations and Vice President, Product Operations. Prior to joining Apple, Sabih worked at GE Plastics.



Deirdre O'Brien

Senior Vice President,
Retail + People

Ms. O'Brien, 59, oversees Apple's retail stores and online teams, and Apple's People team. As the leader of Apple's retail and online teams, Deirdre supports their work to enrich the lives of millions of Apple customers every year. In her role as the leader of the People team, Deirdre is dedicated to helping everyone at Apple do the best work of their lives, build on the Company's special culture, and achieve their full potential.

Deirdre joined Apple in July 1988 and assumed her current position in October 2024, having previously served in the role from February 2019 to May 2023. Deirdre's previous positions with Apple include Senior Vice President, Retail; Vice President, People; and Vice President, Operations.



Kevan Parekh

Senior Vice President,
Chief Financial Officer

Mr. Parekh, 54, oversees Apple's accounting, business support, financial planning and analysis, treasury, investor relations, internal audit, and tax functions.

Kevan joined Apple in June 2013 and assumed his current position in January 2025. Kevan's previous positions at Apple include Vice President, Financial Planning and Analysis and Vice President, Worldwide Finance for Sales, Marketing, and Retail. Prior to joining Apple, Kevan held various senior leadership roles at Thomson Reuters and General Motors.

Executive Compensation





Andrea Jung (Chair)



Alex Gorsky



Art Levinson

Message from the
People and Compensation Committee

Dear Fellow Shareholders,

On behalf of the Board of Directors, thank you for your investment in Apple, and for your support of its leadership, its people, and its mission of enriching lives through its products and services.

Apple is constantly raising the bar on excellence in innovation, and our leaders continue to deliver outstanding results. For our part, the People and Compensation Committee remains focused on supporting Apple's world class leadership team in guiding the Company's success.

In addition, the People and Compensation Committee maintains its oversight of Apple's executive compensation program, built to reward leaders for their strong performance and acumen navigating an ever-changing business environment. That includes Apple's Chief Executive Officer, Tim Cook, whose remarkable leadership has been instrumental in Apple's track record of success and unmatched innovation on behalf of its users.

As a committee, we're charged with ensuring that the compensation of Apple's CEO reflects this exceptional record. As we've previously communicated, we intend to set Tim's compensation between the 80th and 90th percentiles of target CEO pay at Apple's peer companies relative to the company's size, scope, and success, and his 2025 compensation once again falls within this targeted range. Our shareholders have overwhelmingly approved of this approach, as demonstrated by the support for Apple's Say on Pay proposal at the 2025 Annual Meeting.

As always, we value shareholder feedback, and we appreciate the continued shareholder support of Apple and its vital work of empowering people through technology and, in doing so, enriching their lives.

Sincerely,

Andrea Jung   Alex Gorsky   Art Levinson

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains the guiding principles, policies, and practices upon which our executive compensation program is based and the 2025 compensation paid to our named executive officers.

Summary of Named Executive Officer Compensation

2025 was an extraordinary year with an all-time revenue record of $416.2 billion with growth in iPhone, Mac, iPad, and Services, and all-time records in the vast majority of markets we track. Guided by our exceptional leadership team, we strive to give the best to our users, and we're continuing to invest in innovation and user experiences that will transform our future.

Motivating and retaining an exceptional leadership team is a key factor in enabling Apple's long-term success. Our executive compensation program is designed to retain strong, values-driven leaders. We have clear guiding principles and sound compensation policies and practices that align the pay of our named executive officers with the Company's financial performance and shareholder returns, taking into consideration the size, scope, and success of Apple's business.

Our 2025 named executive officers include Kevan Parekh and Sabih Khan for the first time. Mr. Parekh and Mr. Khan transitioned into the roles of Chief Financial Officer and Chief Operating Officer, respectively, during 2025 as part of planned transitions for these roles. Mr. Parekh previously served as Apple's Vice President, Financial Planning and Analysis and joined the executive team in January 2025. Mr. Khan previously served as Apple's Senior Vice President of Operations, and joined the executive team in 2019.

Our 2025 Named Executive Officers

Tim Cook
Chief Executive Officer

Kevan Parekh
Senior Vice President,
Chief Financial Officer

Kate Adams
Senior Vice President,
General Counsel and Secretary

Sabih Khan
Senior Vice President,
Chief Operating Officer

Luca Maestri
Former Senior Vice President,
Chief Financial Officer

Deirdre O'Brien
Senior Vice President,
Retail + People

The compensation paid to our named executive officers in 2025 reflects their contributions to Apple's success and continues to demonstrate alignment with Apple's strong financial results and the interests of our shareholders. The vast majority of our named executive officers' compensation is at-risk and delivered through short-term cash incentives and long-term equity awards. The performance-based RSU awards that vested in 2025 reflect Apple's strong stock price performance for the period from the start of 2022 through the end of 2024. Apple's total shareholder return relative to other companies in the S&P 500 ("Relative TSR") was at the 81.20th percentile for this performance period. As a result, in 2025, our named executive officers with performance-based RSUs granted in 2022 vested in 187% of the target performance-based RSUs. We also reported net sales of $416.2 billion and operating income results of $133.1 billion for 2025, resulting in a maximum payout for each of our named executive officers under the Apple Inc. Executive Cash Incentive Plan (the "Cash Incentive Plan").

Say on Pay Advisory Vote Results

At the 2025 Annual Meeting, 92% of votes cast on the Say on Pay advisory proposal were in favor of our executive compensation program, demonstrating significant shareholder support for the overall structure of our executive compensation program and the compensation paid to our named executive officers for 2024. The People and Compensation Committee considered this strong shareholder support and did not make any changes to the overall structure of our executive compensation program and maintained Mr. Cook's total target compensation between the 80th to 90th percentile range of target CEO pay at our 2025 primary peer companies given our relative size, scope, and success.

Executive Compensation Policies and Practices

We are committed to sound executive compensation policies and practices, as highlighted in the following table.

Prohibition on hedging, pledging, and short sales	We prohibit short sales, transactions in derivatives, hedging, and pledging of Apple securities by our named executive officers.
Stock ownership guidelines	We have robust stock ownership guidelines for our named executive officers, including a ten times annual base salary requirement for our CEO.
Compensation recoupment policies	We have a policy for the recovery of any erroneously awarded performance-based incentive compensation, as required under Section 10D-1 of the Exchange Act and Nasdaq listing standards. In addition, we maintain a discretionary recoupment policy applicable to our named executive officers and our broader executive team that allows for recovery of annual cash incentives, time and performance-based equity awards, or other amounts that may be paid with respect to awards in certain events, including for certain acts of misconduct by our named executive officers.
No repricing	We do not allow repricing of stock options without shareholder approval.
Limited perquisites	We provide limited perquisites to our named executive officers. For example, for security and efficiency purposes, Mr. Cook is provided personal security protection and is required by the Board to use private aircraft for all business and personal travel.
No tax gross-ups on perquisites	We do not provide tax gross-ups for the limited perquisites provided to our named executive officers.
No change of control payments	We do not provide change of control payments or gross-ups of related excise taxes.
Vesting requirements for dividend equivalents	Dividend equivalents will not be paid unless and until the vesting and performance conditions for the underlying equity award are met.
At-will employment	Our named executive officers do not have employment contracts and are employed at will.
No pension or other supplemental benefits	We do not provide pension, supplemental executive health, or insurance benefits.
Annual compensation risk assessment	The People and Compensation Committee oversees an annual risk assessment of our compensation program.
Independent compensation consultant	The People and Compensation Committee directly retains an independent compensation consultant that performs no services for Apple other than services for the People and Compensation Committee.

Guiding Compensation Principles

Our executive compensation program is designed to motivate and reward outstanding financial performance, retain talented, values-driven leaders, and promote teamwork in a straightforward and effective way. Our clear guiding principles and sound compensation policies and practices align the pay of our named executive officers with Company performance, taking into consideration the size, scope, and success of Apple's business.

Team-Based Approach

We apply a unique team-based approach to the compensation of our named executive officers to emphasize their shared responsibility for Apple's overall success. This approach recognizes the exceptional experience, leadership, and value each of our named executive officers contributes to Apple's leadership team, with CEO compensation awarded at a higher level to reflect the additional scope and complexity of that role.

Performance Expectations

The vast majority of our executive pay is tied to Apple's financial performance to ensure alignment with the long-term interests of shareholders. Each year, we establish clear, quantitative financial goals for our named executive officers that are intended to drive Apple's overall success.

Emphasis on Long-Term Equity Awards

We emphasize long-term performance, retention, and alignment between the interests of our named executive officers and those of our shareholders by allocating a significant portion of our named executive officers' compensation to long-term equity awards. Performance-based RSUs reward long-term TSR out-performance relative to other companies. Time-based RSUs are also an important component of long-term equity awards because they promote stability and retention of our exceptional leadership team while vesting over a longer time frame of approximately 4.5 years.

People and Compensation Committee Considerations When Setting Executive Compensation

- Managing Apple for the long term
- Aligning pay with performance
- Retaining exceptional, values-driven leaders
- Considering shareholder interests and feedback
- Maintaining Apple's unique team-based approach

Executive Compensation Decision-Making Process

Establishing appropriate compensation and incentive opportunities for our named executive officers is a core responsibility of the People and Compensation Committee. The People and Compensation Committee consists entirely of independent directors who review and approve the compensation and incentives of Apple's named executive officers each year. It also administers Apple's employee stock plans. The People and Compensation Committee may delegate its authority under its charter to Apple's officers or employees, or any of its individual members, except to the extent otherwise prohibited by SEC or Nasdaq rules, or other applicable laws. The People and Compensation Committee's authority to grant discretionary equity awards under our employee stock plans or to take any other action with respect to equity awards (other than the performance of ministerial duties) may not be delegated to Apple's management or others.

The Role of the Compensation Consultant

The People and Compensation Committee selects and retains the services of its own independent compensation consultant and annually reviews the consultant's performance. As part of the review process, the People and Compensation Committee considers the independence of the consultant in accordance with SEC and Nasdaq rules.

During 2025, the People and Compensation Committee's independent compensation consultant, Pay Governance, provided no services to Apple other than services for the People and Compensation Committee and worked with Apple's management, as directed by the People and Compensation Committee, only on matters for which the People and Compensation Committee is responsible. At the People and Compensation Committee's request, Pay Governance regularly attends the People and Compensation Committee meetings. Pay Governance also communicates with the members of the People and Compensation Committee outside committee meetings regarding matters related to the People and Compensation Committee's responsibilities.

In 2025, the People and Compensation Committee generally sought input from Pay Governance on Apple's compensation programs, including: external market factors; shareholder engagement; overall compensation program design; evolving compensation trends; appropriate market reference points; and market compensation data. Pay Governance also consulted with the People and Compensation Committee regarding the amount and form of compensation for our CEO and other named executive officers.

Role of Peer Groups

The People and Compensation Committee reviews and approves the composition of a primary peer group each year to serve as the market reference point for compensation opportunity comparison purposes, to inform its decision-making process, and to set total target compensation levels that it believes are competitive and commensurate with Apple's relative size, scope, and success.

Apple remains significantly larger than most other companies with $416.2 billion in revenue for 2025 and market capitalization of $3.8 trillion, as of the last trading day of 2025. This was approximately seven times the market capitalization and five times the revenue of the median peer companies in our 2025 peer group, which were $512.7 billion for market capitalization and $77.2 billion for revenue, respectively.



Market Capitalization		Revenue	
Median	7x Median	Median	5x Median
$512.7B	$3.8T	$77.2B	$416.2B

Market capitalization for our primary peers is the amount reported by Bloomberg L.P. as of September 26, 2025, the last trading day of 2025. Revenue is based on the trailing 12 months' revenue for Apple and each of our primary peers ending closest to our 2025 fiscal year-end.

Our primary peer group consists of large U.S.-based, stand-alone, publicly traded companies in the technology, media, and internet services industries that, in the People and Compensation Committee's view, compete with Apple for executive talent. Commensurate with Apple's size and scope, the People and Compensation Committee reviews Mr. Cook's total target compensation against the annualized total target CEO pay of our primary peer group, focusing on the 80th to 90th percentiles of peer CEO pay when setting Mr. Cook's pay. Other than for Mr. Cook, the People and Compensation Committee does not set compensation components for our named executive officers to meet specific benchmarks as compared to our peer companies.

The threshold revenue and market capitalization requirements for a company to be considered for the primary peer group for 2025 were $20 billion and $100 billion, respectively. The chart below lists the companies in our 2025 primary peer group.

2025 Primary Peer Group

Alphabet	Cisco	Mastercard	NVIDIA	Verizon
Amazon	Comcast	Meta	Oracle	Visa
AT&T	Disney	Microsoft	Qualcomm	Warner Bros. Discovery
Broadcom	Intel	Netflix	Salesforce	

For many years, a secondary peer group of companies was developed as an additional reference set to assess pay practices but not to benchmark pay levels or structure. This secondary peer group was composed of companies that: have iconic brands or are industry or category leaders, rely on significant research and development and innovation for growth, and require highly skilled employees. For 2025, this group included AbbVie, Coca-Cola, Johnson & Johnson, Nike, Pfizer, Procter & Gamble, Starbucks, and UnitedHealth Group. While other points of reference may be considered from time to time, in 2025 the People and Compensation Committee determined to eliminate consideration of a formal secondary peer group for 2026. The People and Compensation Committee also determined a primary peer group solely focused on the technology and media sectors would provide a more tailored source of competitive pay data and removed AT&T, Mastercard, Verizon, and Visa from the 2026 primary peer group.

CEO Peer Pay Positioning

The People and Compensation Committee reviewed Mr. Cook's performance and the annualized total target compensation of CEOs in our primary peer group, and consulted with its independent compensation consultant, prior to setting Mr. Cook's 2025 total target compensation, which remains within the 80th to 90th percentile range relative to the annualized target CEO pay of our primary peer group companies. Mr. Cook's consistently exceptional performance, Apple's size and scope, and shareholder feedback support the positioning of Mr. Cook's total target compensation within this targeted range.



To determine Mr. Cook's total target compensation relative to other CEOs in our primary peer group, the People and Compensation Committee considered the annualized total target compensation opportunity (which includes base salary, target cash incentive opportunities, and target value of equity awards) for CEOs at each of the primary peer companies using publicly available filings. Any primary peer companies with CEOs that did not receive direct incentive compensation were excluded from the analysis. In addition, long-term equity awards were annualized to account for variability in granting practices. As a result, the values for total target compensation used in the analysis may differ from proxy reported summary compensation table values, which reflect base salary, earned cash incentives, and the accounting grant date value of equity awards as calculated in accordance with FASB ASC 718.

The Role of the Chief Executive Officer

At the People and Compensation Committee's request, Mr. Cook provides input regarding the performance and compensation of the other named executive officers. The People and Compensation Committee considers Mr. Cook's evaluation and his direct knowledge of each named executive officer's performance and contributions when setting compensation. Mr. Cook is not present during People and Compensation Committee deliberations or voting regarding his own compensation.

The Role of Shareholders

Shareholders are provided the opportunity to cast an annual Say on Pay advisory vote on the compensation of our named executive officers. Shareholder feedback is an important part of the compensation-setting process. Apple has a long history of proactively engaging with shareholders throughout the year to understand their perspectives on significant issues, including Company performance, strategy, and executive compensation. The People and Compensation Committee values the views of our shareholders as expressed both through annual Say on Pay advisory votes and our ongoing outreach and engagement process.

At the 2025 Annual Meeting, 92% of votes cast on the Say on Pay advisory proposal supported our executive compensation program. The People and Compensation Committee regularly considers shareholder feedback and the results of Say on Pay votes when setting compensation for our named executive officers.

Components of Named Executive Officer Total Target Compensation

The total target compensation of our named executive officers has three basic components: annual base salary, annual cash incentive, and long-term equity awards.

Annual Base Salary

Base salary is a customary, fixed element of compensation intended to attract and retain executives. When setting the annual base salaries of our named executive officers, the People and Compensation Committee considers market data provided by its independent compensation consultant and Apple's financial performance and size relative to peer companies.

Annual Cash Incentive

Our annual cash incentive program is a performance-based, at-risk component of our named executive officers' compensation. Short-term cash incentive awards are granted under the Cash Incentive Plan. Variable payouts are designed to motivate our named executive officers to deliver strong annual financial results. Additional details regarding the Cash Incentive Plan for 2025 can be found below in the section entitled "Cash Incentive Plan – 2025 Financial Performance Measures and Payout Opportunities."

Long-Term Equity Awards

We pay for performance and manage Apple for the long term. Consistent with this approach and our guiding compensation principles, the vast majority of our named executive officers' total target compensation is granted in the form of long-term equity incentives that emphasize long-term shareholder value creation and the retention of a strong executive leadership team through a mix of performance-based and time-based RSU awards. Additional details regarding these awards can be found below in the section entitled "2025 Long-Term Equity Awards and Results."

RSU awards with time-based vesting align the interests of our named executive officers with the interests of our shareholders by promoting the stability and retention of a high-performing executive team over the longer term. Vesting schedules for the time-based awards granted to our named executive officers are generally longer than nearly all of those at our peer companies and in the broader industry.

RSU awards with performance-based vesting are a substantial, at-risk component of our named executive officers' compensation tied to Apple's long-term performance. The number of performance-based RSUs that vest depends entirely on Apple's Relative TSR for the performance period. The People and Compensation Committee chose Relative TSR as it continues to be an objective and meaningful metric to evaluate our performance against the performance of other large companies and to align the interests of our named executive officers with the interests of our shareholders in creating long-term value.

Summary of CEO Total Target Compensation

The People and Compensation Committee evaluates our executive compensation program and the total target value of Mr. Cook's compensation prior to the start of each fiscal year. In determining the appropriate amount of each compensation component for 2025, the People and Compensation Committee considered numerous factors with the Board and its independent compensation consultant, including Mr. Cook's consistently outstanding leadership, the immense scope and complexity of his role as Apple's CEO, the Board's confidence in his long-term strategic decisions, the Company's 2024 financial results, and shareholder feedback. Balancing the size, scope, and success of Apple relative to our primary peer group, Mr. Cook's own pay positioning relative to the CEOs in our primary peer group, and a desire to continue creating meaningful performance and retention incentives, the People and Compensation Committee set Mr. Cook's total target compensation for 2025 within the desired pay positioning range and at the same level as his 2024 total target compensation as shown below.

2025 Total Target CEO Compensation: $59 million

Base Salary: $3 million

Mr. Cook's base salary has remained the same since 2016

Target Cash Incentive Plan Opportunity: $6 million

Mr. Cook's target Cash Incentive Plan opportunity for 2025 remained at 200% of his base salary

Target Equity Award Value: $50 million

Award Mix: 25/75

Mr. Cook was granted an equity award with 25% subject to time-based vesting and 75% subject to performance-based vesting



No changes were made to the amount of Mr. Cook's base salary or annual cash incentive payout opportunity for 2025. The People and Compensation Committee also maintained the total target value of Mr. Cook's equity award for 2025 at $50 million ("2025 Equity Award"). The 2025 Equity Award value and structure is unchanged from the equity award he received for 2024, with 75% of the award granted in the form of performance-based RSUs. This structure continues to emphasize long-term shareholder growth and alignment while recognizing the growth and success Mr. Cook has continually delivered to shareholders during his tenure and the ongoing impact of his leadership on Apple's short- and long-term success.

Equity awards granted to Mr. Cook are designed to focus on Apple's long-term strategy and performance while creating meaningful incentives aligned with the long-term interests of our shareholders. During his tenure, the vast majority of Mr. Cook's compensation has been delivered through long-term equity awards. The size of the equity awards Mr. Cook has been granted aligns with Apple's growth, success, and the tremendous value delivered to our shareholders under his leadership. Since Mr. Cook was promoted to CEO in 2011 and through the end of 2025, Apple's cumulative TSR increased approximately 2,162%, significantly outpacing the S&P 500, and Apple's market capitalization grew by more than $3.4 trillion.



Cumulative TSR, includes reinvestment of dividends

The People and Compensation Committee reviewed the primary peer CEO benchmark data and considered Mr. Cook's continued exceptional performance when evaluating Mr. Cook's total target compensation and our executive compensation program for 2026 and made no changes to the amount or structure of Mr. Cook's 2026 total target compensation.

Summary of Other Named Executive Officer Total Target Compensation

The total target compensation of our five other named executive officers, Kevan Parekh, Kate Adams, Sabih Khan, Luca Maestri, and Deirdre O'Brien consists of the three basic components of our executive compensation program — base salary, a Cash Incentive Plan opportunity, and long-term equity awards — in a straightforward and effective way.

Taking into account individual and Company performance, as well as shareholder feedback, which has consistently confirmed support for the amount and structure of our other named executive officers' compensation, the People and Compensation Committee determined that the target compensation of our named executive officers remains competitive, continues to be commensurate with Apple's performance and significantly larger size and scope compared to other companies, and is appropriately aligned with our guiding principles and the scope of each named executive officer's role. Since 2014, the total target compensation for our named executive officers has generally comprised an annual base salary of $1,000,000, a target Cash Incentive Plan opportunity of 200% of base salary, and a target equity award of $20,000,000. Ms. Adams, Mr. Khan and Ms. O'Brien each received total target compensation at this level for 2025, with their equity awards granted in the form of RSUs balanced with 50% of the equity award subject to performance-based vesting and 50% subject to time-based vesting, to encourage long-term performance, retention, and alignment with shareholders' interests.

In August 2024, as part of a planned succession, Apple announced that Luca Maestri would transition from the CFO role, and Kevan Parekh, who previously served as Apple's Vice President, Financial Planning and Analysis, would become Apple's CFO and join the executive team on January 1, 2025. Mr. Maestri's and Mr. Parekh's 2025 total target compensation has the same structure as our other named executive officers' 2025 compensation, including base salary, Cash Incentive Plan opportunity, and long-term equity awards, with their amounts pro-rated based on their time in their respective roles during fiscal 2025.

The total target compensation for Mr. Maestri for 2025 comprised an annual base salary of $1,000,000 that was reduced to $750,000 as of January 1, 2025, a target Cash Incentive Plan opportunity of 100% of paid base salary, and a target equity award for his previous role as CFO of $5,000,000 with 50% of the equity award subject to performance-based vesting and 50% subject to time-based vesting. Mr. Maestri continues to report to Mr. Cook and lead Apple's Corporate Services teams, and his 2025 annual time-based RSU award for this role had a target value of $7,500,000 with the same four-year vesting schedule generally applicable to our non-executive team employees.

The total target compensation for Mr. Parekh for 2025 comprised an annual base salary of $610,000 increased to $1,000,000 as of January 1, 2025, a target Cash Incentive Plan opportunity of 175% of paid base salary, and a target equity award of $16,750,000 with 50% of the equity award subject to performance-based vesting and 50% subject to time-based vesting.

Additional details regarding our named executive officers' 2025 compensation can be found below in the sections entitled "Cash Incentive Plan — 2025 Financial Performance Measures and Payout Opportunities" and "2025 Long-Term Equity Awards and Results."

Cash Incentive Plan – 2025 Financial Performance Measures and Payout Opportunities

Our Cash Incentive Plan awards are designed to motivate and reward our named executive officers for delivering strong performance against annual financial goals. As in prior years, the People and Compensation Committee chose net sales and operating income, calculated in accordance with generally accepted accounting principles, as the financial performance measures for the 2025 Cash Incentive Plan awards. Net sales and operating income continue to reflect commonly recognized key measures of overall Company performance and profitability and are drivers of shareholder value creation.

Payouts for our named executive officers under the Cash Incentive Plan are first determined quantitatively based on an equal weighting of the net sales and operating income performance measures. The target payout opportunity for each of the net sales and operating income performance measures was 100% of annual base salary for our named executive officers, other than Mr. Maestri and Mr. Parekh due to the transition in their respective roles. Threshold performance would result in a payout equal to 50% of target and maximum performance would result in a payout equal to 200% of target for each of the performance measures. If the threshold goal is not achieved for a financial performance measure, there is no payout for that measure. The total payout opportunity for each financial performance measure is capped at 200%. Payouts for our named executive officers are linearly interpolated for achievement between goal levels.

2025 Financial Performance Goals

The People and Compensation Committee considers factors relevant to the current fiscal year when it sets the net sales and operating income goals for the annual Cash Incentive Plan awards because each year presents a unique set of challenges and business conditions for our executives to navigate. Financial results from prior years are used as a reference point, but the annual goals are set to align pay with performance that would reflect strong financial results commensurate with the projected business and economic conditions for the current fiscal year. The goal-setting process for 2025 presented a unique set of challenges due to an uncertain macroeconomic outlook, including trade policies and impacts and foreign currency fluctuations.

As part of its goal-setting process for 2025, the People and Compensation Committee assessed a range of business scenarios that could impact net sales and operating income results for the year, considering multiple factors and operational risks, and once again focusing on the underlying business performance rather than the absolute growth rates. Acknowledging the risks, challenges, and uncertainties in the 2025 projections, as well as the exceptional efforts that would be required of our executive team to continue to deliver results at a sustained level year-over-year, the People and Compensation Committee set net sales and operating income goals at appropriately rigorous levels for the year. For net sales, the threshold, target, and maximum goals were $380 billion, $391 billion, and $402 billion, respectively. For operating income, the threshold, target, and maximum goals were $113 billion, $118.5 billion, and $124 billion, respectively. The threshold goals represented the minimum level of achievement for a named executive officer to receive an annual cash incentive payout. The target goals represented an underlying growth rate that, while challenging to achieve based on the considerations noted above, would also represent strong financial performance on an underlying basis commensurate with the target payout opportunity. The maximum goals represented exceptional financial performance for the year, based on the business scenarios considered.

2025 Financial Performance Results



Net Sales ($B)

$383.3 $391.0 $416.2

$416.2B
6% Y/Y Growth

2023   2024   2025

Operating Income ($B)

$114.3 $123.2 $133.1

$133.1B
8% Y/Y Growth

2023   2024   2025

For 2025, we reported net sales of $416.2 billion and operating income of $133.1 billion, representing a year-over-year increase of six percent ($25.2 billion) and eight percent ($9.9 billion), respectively. These achievements far exceeded expectations for the year and resulted in a maximum payout opportunity. In evaluating the performance of the Company and the named executive officers in retrospect at the end of the year, the People and Compensation Committee evaluated the results in the context of the approved goals, as well as alternate scenarios considered at the time the goals were set. 2025 was an extraordinary year with an all-time revenue record of $416.2 billion, with growth in iPhone, Mac, iPad, and Services, and all-time records in the vast majority of markets we track. These results reflect the tremendous customer enthusiasm for Apple products and services, as well as our deep commitment to innovation. The net sales and operating income results delivered for the year exceeded the maximum financial goals considered, resulting in a maximum payout opportunity for each named executive officer. Accordingly, the People and Compensation Committee awarded maximum Cash Incentive Plan payouts to each of our named executive officers.

2025 Long-Term Equity Awards and Results

When setting the value of equity awards for our named executive officers, the People and Compensation Committee considers the size and performance of Apple relative to peer companies and the scope of our named executive officers' roles. Each named executive officer, other than Mr. Cook, was granted a long-term equity award on September 29, 2024 of 50% performance-based and 50% time-based RSUs. Mr. Maestri was also granted a time-based RSU award for his current role of Vice President, Corporate Services. Mr. Cook was granted a long-term equity award on September 29, 2024 of 75% performance-based and 25% time-based RSUs. The equity awards granted in 2025 were granted under, and subject to, the terms of the Apple Inc. 2022 Employee Stock Plan ("2022 Plan").

2025 Performance-Based RSUs

The People and Compensation Committee continued to use Relative TSR as the metric for performance-based RSUs granted during 2025, with the S&P 500 as the comparative group because it continues to be an objective and meaningful metric to evaluate our performance against the performance of other large companies and aligns the interests of our named executive officers with the interests of our shareholders in creating long-term value.

Performance-based RSUs are a substantial, at-risk component of our named executive officers' compensation tied to Apple's long-term performance. The number of performance-based RSUs that vest, if any, depends entirely on Relative TSR for the applicable performance period. To earn the target number of performance-based RSUs, Apple must achieve above-median performance at the 55th percentile of the S&P 500.

We measure Relative TSR based on the change in each company's stock price during the applicable performance period, taking into account any dividends paid during that period, which are assumed to be reinvested in the stock. A 20-day trading averaging period is used to determine the beginning and ending stock price values used to calculate the total shareholder return of Apple and the other companies in the S&P 500. The 20-day trading averaging period mitigates the impact on the long-term Relative TSR results of one-day or short-term stock price fluctuations at the beginning or end of the performance period. The change in stock price value from the beginning to the end of the period is divided by the beginning stock price value to determine TSR.

The performance-based RSUs granted on September 29, 2024, have a three-year performance period from the beginning of 2025 through the end of 2027. Subject to the terms of the award agreements, between zero and 200% of the target number of performance-based RSUs will vest on October 1, 2027, depending on Apple's Relative TSR percentile ranking for the performance period, as follows:

Relative TSR Percentile v. S&P 500 Companies	Performance-Based RSUs Vesting as a Percentage of Target
85th Percentile or Above	200%
55th Percentile	100%
25th Percentile	25%
Below 25th	0%

If Apple's TSR for the performance period is negative, the number of performance-based RSUs that vest will be capped at 100% of the target, regardless of our Relative TSR percentile ranking. If Apple's Relative TSR percentile ranking is above the 25th percentile and between the other levels shown in the table above, the portion of the performance-based RSUs that vest will be linearly interpolated between the two nearest vesting percentages.

The target number of performance-based RSUs granted to our named executive officers was determined by dividing the target performance-based RSU value by the closing stock price on the date of grant. The target value of the performance-based RSUs for each of our named executive officers is as follows:

Named Executive Officer	Target Performance-Based RSU Value
Tim Cook	$37,500,000
Kevan Parekh	$8,375,000
Kate Adams	$10,000,000
Sabih Khan	$10,000,000
Luca Maestri	$2,500,000
Deirdre O'Brien	$10,000,000

The grant date fair values of these RSUs are reported in the "Summary Compensation Table—2025, 2024, and 2023."

Performance-Based RSU 2025 Results

On October 1, 2024, Mr. Cook, Ms. Adams, Mr. Khan, Mr. Maestri, and Ms. O'Brien each vested in performance-based RSUs that were granted on September 26, 2021. Between zero and 200% of the target number of these performance-based RSUs were scheduled to vest based on Apple's Relative TSR percentile ranking for the applicable performance period, with a maximum 200% vesting for performance at or above the 85th percentile.

For the three-year performance period from September 26, 2021 through September 28, 2024, Ms. Adams, Mr. Khan, Mr. Maestri, and Ms. O'Brien each vested in 127,282 performance-based RSUs, and Mr. Cook vested in 477,301 performance-based RSUs, in each case representing 187% of the target number of performance-based RSUs granted.

	Relative TSR Percentile Ranking for Three-Year Performance Period	TSR Results for Three-Year Performance Period
Apple	**81.20th Percentile**	**57.88%**
S&P 500 Companies	85th Percentile	65.57%
	55th Percentile	20.99%
	25th Percentile	-9.41%
	Below 25th	< -9.41%

2025 Time-Based RSUs

Equity awards with time-based vesting align the interests of our named executive officers with the interests of our shareholders by promoting the stability and retention of a high-performing executive team over the longer term. Based on analysis from the People and Compensation Committee's independent compensation consultant, we set the vesting schedules for time-based RSUs granted to our named executive officers longer than the vast majority of those at our peer companies and companies in the broader market.

Time-based RSUs granted under the long-term equity award to our named executive officers on September 29, 2024 generally vest in three equal annual installments over approximately four and one-half years, with the first installment vesting on April 1, 2027 (approximately two and one-half years following the grant date), subject to the terms of the award agreements.

The separate time-based RSU award granted to Mr. Maestri on September 29, 2024 will vest semi-annually in eight equal installments over four years. The first installment vested on April 15, 2025 and the remaining installments vest every six months thereafter, subject to the terms of the award agreement.

The number of time-based RSUs granted to our named executive officers was determined by dividing the target time-based RSU value by the closing stock price on the date of grant. The target value of the time-based RSUs for each of our named executive officers is as follows:

Named Executive Officer	Target Time-Based RSU Value
Tim Cook	$12,500,000
Kevan Parekh	$8,375,000
Kate Adams	$10,000,000
Sabih Khan	$10,000,000
Luca Maestri	$2,500,000
	$7,500,000
Deirdre O'Brien	$10,000,000

The grant date fair value for these RSUs is reported in the "Summary Compensation Table—2025, 2024, and 2023."

Dividend Equivalents

All equity awards granted to our employees in 2025 have dividend equivalent rights. The dividend equivalents will only pay out if and to the extent that the time-based vesting and performance-based vesting conditions have been met for the underlying RSUs.

Other Compensation and Benefits

Our named executive officers are also eligible to participate in our Apple Inc. Employee Stock Purchase Plan ("ESPP"), health and welfare programs, 401(k) plan, tenure-based service awards, matching gifts, vacation cash-out, product discount, and other compensation and benefit programs on the same basis as other employees. Items or services provided to our named executive officers that may be considered perquisites are limited, as discussed below and reported in "Summary Compensation Table—2025, 2024, and 2023."

Deferred Compensation Plan

Our named executive officers are eligible to defer a portion of their base salary and their annual Cash Incentive Plan payout under the terms of the Deferred Compensation Plan, as discussed below in "Non-Qualified Deferred Compensation—2025."

Other Personal Benefits

We provide risk-based security services for our employees, including our named executive officers, as determined to be necessary by our security team. We consider the security measures provided to our named executive officers to be reasonable and necessary expenses for the benefit of Apple and not a personal benefit. In the interests of security and efficiency based on our global profile and the highly visible nature of Mr. Cook's role as CEO, the Board also requires that Mr. Cook use private aircraft for all business and personal travel. Mr. Cook recognizes imputed taxable income and is not provided a tax reimbursement for personal use of private aircraft. On occasion, our named executive officers, and personal guests, may attend company-sponsored or business-related entertainment events. Although their attendance serves a business purpose, it may not be directly related to their role and responsibilities. As a result, our named executive officers may recognize imputed taxable income related to their attendance at such events depending on their respective roles and responsibilities, and we do not provide an associated tax reimbursement or gross-up. In accordance with SEC disclosure rules, the aggregate incremental costs associated with these activities, if any, is reported in the "Summary Compensation Table—2025, 2024, and 2023."

Compensation Upon Termination of Employment

Our named executive officers do not have employment contracts or guaranteed cash severance arrangements and are not entitled to acceleration of their equity awards or any other payments upon a change in control.

The time-based RSU agreements for all our employees, including Mr. Cook, generally provide for full accelerated vesting upon a termination due to death unless otherwise necessary or required to address certain foreign laws. The time-based RSU agreements for all our employees, other than Mr. Cook, provide for pro-rata accelerated vesting upon a termination due to disability. The performance-based RSU award agreements for our named executive officers, other than Mr. Cook, provide for pro-rata accelerated vesting upon a termination due to death or disability.

The time-based and performance-based RSU agreements for Mr. Cook provide for continued full vesting upon a termination due to disability, with settlement occurring on the originally scheduled vesting dates. Mr. Cook's outstanding equity awards include a retirement vesting provision approved by the People and Compensation Committee in recognition of the unique impact of his leadership decisions on the long-term growth and success of Apple and to facilitate thoughtful succession planning when appropriate. Retirement is defined as a termination of employment after reaching at least 60 years of age and completing at least 10 years of service with Apple. Mr. Cook has met these requirements.

In the event of Mr. Cook's termination due to retirement on or after the first anniversary of the grant date, his 2025 time-based RSUs are structured to vest on a pro rata basis based on the length of his employment between the grant date and his termination date. Unless otherwise determined by the People and Compensation Committee, Mr. Cook's outstanding performance-based RSU agreements provide for a continued right to receive the full number of earned shares underlying the performance-based RSUs on the original vesting dates upon a termination due to death, disability, or termination of employment due to retirement that occurs on or after the first anniversary of the grant date. If Mr. Cook retires on or after the first anniversary of the grant date, the shares underlying his time-based and performance-based RSU awards will be released on the originally scheduled vesting date, subject to the attainment of the performance goals for the performance-based RSUs. The delivery of the vested shares underlying Mr. Cook's equity awards and any dividend equivalents that have accrued on such awards are not accelerated upon retirement.

Governance and Other Considerations

Recoupment of Compensation

The terms of all outstanding time-based and performance-based RSU awards held by our named executive officers in 2025 allow us to recoup any shares or other amounts that may be paid in respect of RSUs if a named executive officer engages in certain acts of misconduct. The compensation recoupment policy also applies to the awards and payouts granted under the Cash Incentive Plan to our named executive officers. Apple may recover compensation in the event a named executive officer commits a felony while employed by Apple or if Apple is required to prepare an accounting restatement as a result of the named executive officer's misconduct. Apple may also recover compensation in the event a named executive officer, while employed by Apple or at any time thereafter, engages in a breach of confidentiality; materially breaches any agreement with Apple; or commits an act of theft, embezzlement, or fraud. Apple also adopted a recovery policy in accordance with Section 10D-1 of the Exchange Act and Nasdaq listing standards, which mandates the recovery of certain erroneously paid performance-based incentive compensation that may be received by our Section 16 officers on or after October 2, 2023 and during the three completed fiscal years immediately prior to the fiscal year in which a financial restatement determination is made if Apple has a qualifying financial restatement, subject to limited exceptions.

Prohibition on Hedging, Pledging, and Short Sales

We prohibit short sales, hedging, and transactions in derivatives of Apple securities for all Apple personnel, including directors, officers, employees, independent contractors, and consultants. In addition, we prohibit pledging of Apple stock as collateral by directors and executive officers of Apple. We allow for certain portfolio diversification transactions, such as investments in exchange funds.

Stock Ownership Guidelines

Under our stock ownership guidelines, Mr. Cook is expected to own shares of Apple stock that have a value equal to 10 times his annual base salary. All other executive officers are expected to own shares that have a value equal to three times their annual base salary within five years of first becoming subject to the guidelines. Shares may be owned directly by the individual, owned jointly with or separately by the individual's spouse, or held in trust for the benefit of the individual, the individual's spouse, or the individual's children. Currently, each 2025 named executive officer holds shares in excess of these guidelines.

Equity Award Grant Practices

Equity awards are discretionary and are generally granted to our named executive officers on the first day of the applicable fiscal year. In certain circumstances, including the hiring or promotion of an officer, the People and Compensation Committee may approve grants to be effective at other times. Apple does not currently grant stock options to its employees. Eligible employees, including our named executive officers, may voluntarily enroll in the ESPP and receive an option to purchase shares at a discount using payroll deductions accumulated during the prior six-month period. Purchase dates under the ESPP are generally the last trading days in July and January. The People and Compensation Committee did not take material non-public information into account when determining the timing and terms of equity awards in 2025, and Apple does not time the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Risk Considerations

In establishing and reviewing Apple's executive compensation program, the People and Compensation Committee considers whether the program encourages unnecessary or excessive risk-taking and has concluded that it does not. See the section entitled "Corporate Governance–Board Oversight" above for an additional discussion of risk considerations.

People and Compensation Committee Report

The People and Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis. Based on this review and discussion, the People and Compensation Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement for the Annual Meeting.

Members of the People and Compensation Committee

Andrea Jung (Chair)   **Alex Gorsky**   **Art Levinson**

Executive Compensation Tables

Summary Compensation Table—2025, 2024, and 2023

The following table, footnotes, and related narrative show information regarding the total compensation of each named executive officer for 2025, 2024, and 2023.

Name and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation ($)	Total ($)
Tim Cook Chief Executive Officer	2025	3,000,000	57,535,293	12,000,000	1,759,518 [3][4]	74,294,811
	2024	3,000,000	58,088,946	12,000,000	1,520,856	74,609,802
	2023	3,000,000	46,970,283	10,713,450	2,526,112	63,209,845
Kevan Parekh Senior Vice President, Chief Financial Officer	2025	891,519	18,433,135	3,120,317	22,338 [4][5]	22,467,309
Kate Adams Senior Vice President, General Counsel and Secretary	2025	1,000,000	22,009,766	4,000,000	22,482 [4][6]	27,032,248
	2024	1,000,000	22,157,075	4,000,000	22,182	27,179,257
	2023	1,000,000	22,323,641	3,571,150	46,914	26,941,705
Sabih Khan Senior Vice President, Chief Operating Officer	2025	1,000,000	22,009,766	4,000,000	21,905 [4][7]	27,031,671
Luca Maestri Former Senior Vice President, Chief Financial Officer	2025	819,231	13,003,031	1,638,462	22,204 [4][8]	15,482,928
	2024	1,000,000	22,157,075	4,000,000	22,182	27,179,257
	2023	1,000,000	22,323,641	3,571,150	41,092	26,935,883
Deirdre O'Brien Senior Vice President, Retail + People	2025	1,000,000	22,009,766	4,000,000	37,867 [4][9]	27,047,633
	2024	1,000,000	22,157,075	4,000,000	22,182	27,179,257
	2023	1,000,000	22,323,641	3,571,150	42,219	26,937,010

(1) The target grant value of Mr. Cook's long-term equity award was $50 million for 2025 and 2024, and $40 million for 2023. The target grant value of the long-term equity awards for Ms. Adams, Mr. Khan, and Ms. O'Brien was $20 million for each of 2025, 2024, and 2023. The target grant value of Mr. Parekh's long-term equity awards was $16.75 million and the target grant value of Mr. Maestri's long-term equity awards was $12.5 million for 2025. This column shows the grant date fair value for accounting purposes of the long-term equity awards granted to our named executive officers. The grant date fair value for time-based RSUs is measured in accordance with FASB ASC 718 and based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, as determined under FASB ASC 718, based on the probable outcome of the performance condition as of the grant date. The grant date fair value for each award may differ based on the applicable data, assumptions, and estimates used in the model. See footnote 1 to the table entitled "Grants of Plan-Based Awards—2025."

(2) As described under "Executive Compensation—Compensation Discussion and Analysis," the named executive officers' Cash Incentive Plan awards are based on the performance of Apple relative to predetermined financial goals for the year. The threshold, target, and maximum payout amounts for each named executive officer's Cash Incentive Plan payout opportunity for 2025 are shown in the table entitled "Grants of Plan-Based Awards—2025." In 2025, Apple's performance exceeded the maximum performance goals for both net sales and operating income, resulting in a maximum payout for each named executive officer.

(3) This amount represents: (i) Apple's contributions to Mr. Cook's account under the 401(k) plan in the amount of $21,000; (ii) term life insurance premiums paid by Apple in the amount of $2,964; (iii) vacation cash-out in the amount of $57,692; (iv) security expenses in the amount of $887,870 which represents the incremental cost to Apple for personal security services provided to Mr. Cook as determined by allocating both direct costs and a percentage of fixed costs incurred by Apple and used to provide such personal security services; and (v) personal air travel expenses in the amount of $789,991, which represent the incremental cost to Apple for Mr. Cook's personal use of private aircraft based on hourly flight charges and other variable costs incurred by Apple for such use, including variable fuel charges, departure fees, and landing fees. For security and efficiency reasons, the Board requires Mr. Cook to use private aircraft for all business and personal travel.

(4) As noted in the "Other Compensation and Benefits" section of the CD&A, certain benefits included in this column as "All Other Compensation," including matching contributions under the 401(k) plan, term life insurance, and vacation cash-out, are available to all U.S. employees of Apple on the same terms.

(5) This amount represents (i) Apple's contributions to Mr. Parekh's account under the 401(k) plan in the amount of $21,000; and (ii) term life insurance premiums paid by Apple in the amount of $1,338.

(6) This amount represents: (i) Apple's contributions to Ms. Adams' account under the 401(k) plan in the amount of $21,000; and (ii) term life insurance premiums paid by Apple in the amount of $1,482.

(7) This amount represents: (i) Apple's contributions to Mr. Khan's account under the 401(k) plan in the amount of $20,423; and (ii) term life insurance premiums paid by Apple in the amount of $1,482.

(8) This amount represents: (i) Apple's contributions to Mr. Maestri's account under the 401(k) plan in the amount of $21,000; and (ii) term life insurance premiums paid by Apple in the amount of $1,204.

(9) This amount represents: (i) Apple's contributions to Ms. O'Brien's account under the 401(k) plan in the amount of $21,000; (ii) term life insurance premiums paid by Apple in the amount of $1,482; and (iii) vacation cash-out in the amount of $15,385.

The amounts in the salary and non-equity incentive plan compensation columns of the "Summary Compensation Table—2025, 2024, and 2023" reflect actual amounts earned or paid in the relevant years, while the amounts in the stock awards column reflect accounting values determined as of the date of grant. The tables entitled "Outstanding Equity Awards—2025" and "Stock Vested—2025" provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards. The "Summary Compensation Table—2025, 2024, and 2023" should be read in conjunction with the Compensation Discussion and Analysis and the subsequent tables and narrative descriptions.

Grants of Plan-Based Awards—2025

The following table shows information regarding the incentive awards granted to the named executive officers for 2025.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards[1] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Tim Cook	Cash Incentive	—	3,000,000	6,000,000	12,000,000	—	—	—	—	—
	Performance-based RSUs	09/29/2024	—	—	—	41,157	164,626	329,252	—	45,035,089
	Time-based RSUs	09/29/2024	—	—	—	—	—	—	54,876	12,500,204
Kevan Parekh	Cash Incentive	—	780,079	1,560,158	3,120,317	—	—	—	—	—
	Performance-based RSUs	09/29/2024	—	—	—	9,192	36,767	73,534	—	10,057,981
	Time-based RSUs	09/29/2024	—	—	—	—	—	—	36,767	8,375,155
Kate Adams	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	09/29/2024	—	—	—	10,975	43,901	87,802	—	12,009,558
	Time-based RSUs	09/29/2024	—	—	—	—	—	—	43,901	10,000,209
Sabih Khan	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	09/29/2024	—	—	—	10,975	43,901	87,802	—	12,009,558
	Time-based RSUs	09/29/2024	—	—	—	—	—	—	43,901	10,000,209
Luca Maestri	Cash Incentive	—	409,616	819,231	1,638,462	—	—	—	—	—
	Performance-based RSUs	09/29/2024	—	—	—	2,744	10,976	21,952	—	3,002,595
	Time-based RSUs	09/29/2024	—	—	—	—	—	—	43,902	10,000,437
Deirdre O'Brien	Cash Incentive	—	1,000,000	2,000,000	4,000,000	—	—	—	—	—
	Performance-based RSUs	09/29/2024	—	—	—	10,975	43,901	87,802	—	12,009,558
	Time-based RSUs	09/29/2024	—	—	—	—	—	—	43,901	10,000,209

(1) The grant date fair value for time-based RSUs is calculated in accordance with FASB ASC 718 based on the closing price of Apple's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, determined under FASB ASC 718, incorporating the following assumptions:

		Assumptions		
Grant Date	Performance Period End Date	Expected Term (years)	Expected Volatility	Risk-Free Interest Rate
09/29/2024	9/25/2027	2.99	27.49%	3.46%

Apple used its historical stock prices as the basis for the volatility assumptions. The risk-free interest rate was based on U.S. Treasury rates in effect at the time of grant. The expected term was based on the time remaining in the performance period on the grant date.

Stock Vested—2025

The following table shows information regarding the vesting during 2025 of RSUs previously granted to the named executive officers.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Tim Cook	695,869	158,898,772
Kevan Parekh	40,152	8,965,991
Kate Adams	201,817	46,039,611
Sabih Khan	201,817	46,039,611
Luca Maestri	205,933	46,873,677
Deirdre O'Brien	201,817	46,039,611

(1) The dollar amounts shown in this column are determined by multiplying the number of shares acquired on vesting by the per-share closing price of Apple's common stock on the vesting date, plus dividend equivalents attributable to such shares in the amount of $2,146,321 for Mr. Cook, $613,741 for Mr. Maestri, $611,683 for each of Ms. Adams, Mr. Khan, and Ms. O'Brien, and $98,329 for Mr. Parekh.

Outstanding Equity Awards—2025

The following table shows information regarding the outstanding equity awards held by each of the named executive officers as of September 27, 2025.

Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Tim Cook	9/26/2021	85,080[2]	21,734,537	—	—
	9/25/2022	44,318[3]	11,321,476	199,429[4]	50,946,132
	10/01/2023	73,010[5]	18,651,135	219,030[5][6]	55,953,404
	09/29/2024	54,876[7]	14,018,623	164,626[6][7]	42,055,358
Kevan Parekh	9/26/2021	5,530[8]	1,412,694	—	—
	9/25/2022	17,449[9]	4,457,522	—	—
	10/01/2023	25,553[10]	6,527,769	—	—
	09/29/2024	36,767[7]	9,392,498	36,767[6][7]	9,392,498
Kate Adams	9/26/2021	22,688[11]	5,795,876	—	—
	9/25/2022	44,318[12]	11,321,476	66,477[13]	16,982,214
	10/01/2023	58,408[5]	14,920,908	58,408[5][6]	14,920,908
	09/29/2024	43,901[7]	11,214,949	43,901[6][7]	11,214,949
Sabih Khan	9/26/2021	22,688[11]	5,795,876	—	—
	9/25/2022	44,318[12]	11,321,476	66,477[13]	16,982,214
	10/01/2023	58,408[5]	14,920,908	58,408[5][6]	14,920,908
	09/29/2024	43,901[7]	11,214,949	43,901[6][7]	11,214,949
Luca Maestri	9/26/2021	22,688[11]	5,795,876	—	—
	9/25/2022	44,318[12]	11,321,476	66,477[13]	16,982,214
	10/01/2023	58,408[5]	14,920,908	58,408[5][6]	14,920,908
	09/29/2024	10,976[7]	2,803,929	10,976[6][7]	2,803,929
	09/29/2024	28,810[14]	7,359,803	—	—
Deirdre O'Brien	9/26/2021	22,688[11]	5,795,876	—	—
	9/25/2022	44,318[12]	11,321,476	66,477[13]	16,982,214
	10/01/2023	58,408[5]	14,920,908	58,408[5][6]	14,920,908
	09/29/2024	43,901[7]	11,214,949	43,901[6][7]	11,214,949

(1)   The dollar amounts shown in these columns are determined by multiplying the number of shares or units shown in the preceding column by $255.46, the closing price of Apple's common stock on September 26, 2025, the last trading day of Apple's fiscal year.

(2)   Subject to the terms of the award agreement, the remaining 85,080 time-based RSUs are scheduled be released on April 1, 2026.

(3)   22,159 time-based RSUs subject to this award were released on April 1, 2025, and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to be released in two annual installments of 22,159, commencing on April 1, 2026.

(4)   139% of the 199,429 target number of performance-based RSUs subject to this award (totalling 277,206 performance-based RSUs) vested on October 1, 2025, based on Apple's Relative TSR over the relevant performance period.

(5)   Subject to the terms of the award agreement, the time-based RSUs subject to this award are scheduled to vest and/or be released in three annual installments commencing on April 1, 2026. Subject to the terms of the award agreement, the performance-based RSUs subject to this award are scheduled to vest on October 1, 2026, provided the applicable performance condition is satisfied.

(6)   The target number of performance-based RSUs is shown. As described under "Executive Compensation—Compensation Discussion and Analysis," in each case, between 0% and 200% of the target number of performance-based RSUs may vest depending on Apple's Relative TSR over the relevant performance period.

(7)   Subject to the terms of the award agreement, the time-based RSUs subject to this award are scheduled to vest and/or be released in three annual installments commencing on April 1, 2027. Subject to the terms of the award agreement, the performance-based RSUs subject to this award are scheduled to vest on October 1, 2027, provided the applicable performance condition is satisfied.

(8)   The remaining 5,530 time-based RSUs subject to this award vested and were released on October 15, 2025.

(9)   5,816 time-based RSUs subject to this award vested and were released on October 15, 2025 and subject to the terms of the award agreement, 5,817 RSUs are scheduled to vest on April 15, 2026 and 5,816 RSUs are scheduled to vest on October 15, 2026.

(10)   5,111 time-based RSUs vested and were released on October 15, 2025 and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to vest in four semi-annual installments commencing on April 15, 2026.

(11)   Subject to the terms of the award agreement, the remaining 22,688 time-based RSUs are scheduled to vest on April 1, 2026.

(12)   22,159 time-based RSUs subject to this award vested on April 1, 2025, and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to vest in two annual installments of 22,159, commencing on April 1, 2026.

(13)   139% of the 66,477 target number of performance-based RSUs subject to this award (totalling 92,403 performance-based RSUs) vested on October 1, 2025, based on Apple's Relative TSR over the relevant performance period.

(14)   4,116 time-based RSUs vested and were released on October 15, 2025 and subject to the terms of the award agreement, the remainder of the RSUs are scheduled to vest in six semi-annual installments commencing on April 15, 2026.

Non-Qualified Deferred Compensation—2025

The following table shows information regarding the participation of our named executive officers in the Deferred Compensation Plan as of September 27, 2025.

Name	Executive Contributions ($)	Apple Contributions ($)	Aggregate Earnings ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at September 27, 2025 ($)
Tim Cook	1,624,038[1]	—	202,660	—	2,083,918[3]
Kate Adams	2,400,000[2]	—	1,226,962	—	14,497,897[3]

(1) Reflects $424,038 of Mr. Cook's base salary for 2025 and $1,200,000 of Mr. Cook's annual cash incentive payout for 2024 deferred and contributed to the Deferred Compensation Plan. These payments are reflected in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the "Summary Compensation Table—2025, 2024, and 2023" under 2024 and 2025, the years they would have been paid or earned.

(2) Reflects the portion of Ms. Adams' annual cash incentive payout for 2024 deferred and contributed to the Deferred Compensation Plan. The payout is reflected in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table—2025, 2024, and 2023," under 2024, the year it was earned.

(3) The aggregate balance includes $1,436,538 for Mr. Cook and $11,489,225 for Ms. Adams of compensation reported in the "Summary Compensation Table" in prior years.

Description of Non-Qualified Deferred Compensation

Our named executive officers and Non-Employee Directors are eligible to participate in the Deferred Compensation Plan.

Deferred Compensation Plan participants may elect to defer up to 50% of their annual base salary and commissions and up to 90% of their eligible cash bonus, or up to 100% of their annual cash retainer in the case of Non-Employee Directors, by timely completing a deferral election form. Amounts deferred under the Deferred Compensation Plan, as adjusted for applicable earnings gains and losses and fees, are credited to an account in the participant's name and remain fully vested at all times. Participants may select at any time from a diversified menu of notional investment options that generally mirror the investment options of Apple's 401(k) plan, and the value of their Deferred Compensation Plan account balance may increase or decrease based on the performance of their selected investment options. In 2025, annual returns on the investment options available for the Deferred Compensation Plan generally ranged from -0.52% to 23.20%.

Deferred Compensation Plan participants may elect to receive distributions of their deferred amounts either upon separation from service or as of a specified in-service distribution date. Distributions will be made in a lump sum payment unless the participant elects installment payments over a period between two and 10 years. A Deferred Compensation Plan participant also may request to receive a hardship distribution on account of an eligible unforeseeable emergency. If a Deferred Compensation Plan participant dies before receiving a complete distribution of their account, the remaining account will be paid to their beneficiaries in a lump sum by December 31 of the year following the participant's death.

Potential Payments Upon Termination or Change of Control

We do not have any cash severance arrangements with our named executive officers and none of our named executive officers' equity awards outstanding as of 2025 fiscal year-end provide for acceleration or a right to receive shares in connection with a change of control or termination of employment for reasons other than death, disability, and, for Mr. Cook, retirement. Retirement is defined as a termination of employment after reaching at least 60 years of age and at least 10 years of service with Apple.

Equity Award Treatment Upon Termination of Employment

CEO Awards

Subject to the terms of the award agreements, Mr. Cook's time-based RSUs provide for accelerated vesting in full upon disability or death. Mr. Cook's 2022 time-based RSUs provide for a continued right to receive the full number of unvested shares underlying the time-based RSUs upon retirement that occurs on or after the first anniversary of the grant date. Mr. Cook's 2023, 2024, and 2025 time-based RSUs provide for a continued right to receive a pro-rata number of unvested shares underlying the time-based RSUs upon retirement that occurs on or after the first anniversary of the grant date. The pro-rata vesting is determined based on Mr. Cook's period of employment during the vesting period. The delivery of the vested shares underlying Mr. Cook's time-based RSUs and any dividend equivalents that have accrued on such RSUs is not accelerated upon disability or retirement and will continue to be delivered on the originally scheduled vesting dates. If Mr. Cook terminates employment due to retirement before the first anniversary of the grant date of an outstanding time-based award, he will not have a right to any unvested time-based RSUs under that award.

Mr. Cook's outstanding performance-based RSUs provide for a continued right to receive shares that are earned based upon full or partial attainment of the award's performance conditions upon a termination of employment due to death, disability, or retirement that occurs on or after the first anniversary of the grant date. If Mr. Cook terminates employment due to retirement before the first anniversary of the grant date of an outstanding performance-based award, he will not have a right to any of the earned but unvested performance-based RSUs.

Other Named Executive Officer Awards

The time-based RSUs held by our other named executive officers, subject to the terms of the award agreements, provide for partial accelerated vesting of the RSUs scheduled to vest on the next applicable vesting date following a termination of employment due to disability, and for full accelerated vesting upon death. Performance-based RSUs provide for a partial waiver of the service vesting condition upon the death or disability of the award recipient, with the number of shares that vest determined at the end of the performance period, based on actual performance results and prorated based on the officer's length of employment during the performance period.

Estimated Total Value of Hypothetical Equity Acceleration

The following table shows the estimated amounts that the named executive officers would have become entitled to under the terms of all equity awards outstanding as of fiscal year-end had their employment terminated due to death or disability for each of our named executive officers, and retirement for Mr. Cook, on September 27, 2025, the last day of Apple's 2025 fiscal year. The estimated values for performance-based RSUs are shown at the maximum potential payout amounts and are subject to the terms of the award agreements.

Name	Estimated Total Value upon Retirement[1] ($)	Estimated Total Value upon Death[1] ($)	Estimated Total Value upon Disability[1] ($)
Tim Cook	256,459,589	366,679,154	366,679,154
Kevan Parekh	—	28,175,626	11,357,950
Kate Adams	—	105,569,664	73,177,450
Sabih Khan	—	105,569,664	73,177,450
Luca Maestri	—	98,940,938	67,449,336
Deirdre O'Brien		105,569,664	73,177,450

(1) The dollar amounts are determined by (i) multiplying the number of RSUs that would have been subject to accelerated vesting if an officer had retired, died, or become disabled, as applicable, on September 27, 2025, by $255.46, the closing price of Apple's common stock on September 26, 2025, the last trading day of the fiscal year; and (ii) then adding any accumulated dividend equivalents attributable to any such RSUs on that date.

Pay versus Performance

The information below is provided pursuant to the SEC pay versus performance disclosure requirements set forth in Item 402(v) of SEC Regulation S-K (the "Pay Versus Performance Rule"), which requires companies to disclose certain information about the relationship between performance and the compensation of named executive officers.

					Value of Initial Fixed $100 Investment Based On:			
Fiscal Year(a)	Summary Compensation Table Total for Mr. Cook($)(b)	Compensation Actually Paid to Mr. Cook($)(c)	Average Summary Compensation Table Total for Other NEOs($)(d)	Average Compensation Actually Paid to Other NEOs($)(e)	Total Shareholder Return($)(f)	Peer Group Total Shareholder Return($)(g)	Net Income ($M)(h)	Net Sales ($M)(i)
2025	74,294,811	108,423,733	23,812,358	34,125,743	233.88	279.51	112,010	416,161
2024	74,609,802	168,980,568	27,178,896	58,633,525	207.59	206.32	93,736	391,035
2023	63,209,845	106,643,588	26,943,956	41,980,664	155.24	132.03	96,955	383,285
2022	99,420,097	128,833,021	27,150,293	41,564,946	135.59	92.83	99,803	394,328
2021	98,734,394	311,845,801	26,987,631	75,307,922	131.69	136.94	94,680	365,817

(1) The dollar amounts in column (b) represent the compensation reported for Mr. Cook for each corresponding year in the "Total" column of the Summary Compensation Table for the relevant years.

(2) The dollar amounts in columns (c) and (e) represent the amount of "Compensation Actually Paid" (otherwise known as CAP), as computed in accordance with SEC rules. Compensation Actually Paid does not represent cash or equity value realized or paid to our named executive officers ("NEOs") but rather is a value calculated under applicable SEC rules. The following table details how Compensation Actually Paid is determined:

	2025	
	Mr. Cook ($)	Average for Other NEO ($)
Summary Compensation Table ("SCT") Total	74,294,811	23,812,358
Grant Date Fair Value of Stock Awards from SCT	(57,535,293)	(19,493,093)
Fair Value of Equity Awards Granted in the Year and Unvested as of Year End	68,598,728	22,569,203
Change in Fair Value from Prior Year End of Outstanding and Unvested Awards Granted in Prior Years	24,715,497	7,529,766
Fair Value of Stock Awards Granted in Fiscal Year that Vested in Fiscal Year	0	166,813
Change in Fair Value from Prior Year End of Vested[a] Awards Granted in Prior Years	(1,650,010)	(459,305)
Fair Value at Vesting Date of Vested Awards Granted in Current Year	0	0
Compensation Actually Paid	**108,423,733**	**34,125,743**

(a) The fair values of the RSUs included in the compensation actually paid to our CEO and the average compensation actually paid to our other NEOs are calculated at the required measurement dates, consistent with the approach used to value the awards at the grant date as described above in footnote 1 to the "Summary Compensation Table – 2025, 2024, and 2023" and footnote 1 to the "Grants of Plan-Based Awards – 2025" table, respectively. Any changes to the time-based RSU and performance-based RSU grant date fair values (for 2025 grants) and from prior year-end values (for 2021-2024 grants) are based on an updated stock price valuation on the measurement dates and for the performance-based RSUs, include updated input variables for the Monte-Carlo model to estimate the probability of satisfying the performance objectives established for the applicable award.

(3) The dollar amounts in column (d) represent the average amounts of compensation reported for the other NEOs for each corresponding year in the "Total" column of the Summary Compensation Table for the relevant fiscal year. From 2021 to 2024, the other NEOs were Luca Maestri, Kate Adams, Deirdre O'Brien, and Jeff Williams. For 2025, the other NEOs were Kevan Parekh, Kate Adams, Sabih Khan, Luca Maestri, and Deirdre O'Brien.

(4) Apple's TSR in column (f) was determined based on the value of an initial fixed investment of $100, as of September 26, 2020, including the reinvestment of any dividends.

(5) The peer group used to calculate Peer Group TSR in column (g) is our 2025 primary peer group as disclosed in the Compensation Discussion and Analysis section of this Proxy Statement. TSR is based on the value of an initial fixed investment of $100 as of September 26, 2020 and is weighted for the market capitalization of each peer company in each applicable year. If the primary peer group from the 2025 Proxy Statement were used, the Peer Group TSR would be $139.22, $97.30, $131.99, $198.69, and $266.58 for 2021, 2022, 2023, 2024, and 2025 respectively.

(6) In addition to Relative TSR and Operating Income, Net Sales in column (i) represents the most important financial performance measure used to link Compensation Actually Paid to Company performance (the "Company Selected Measure" as defined in the Pay Versus Performance rules).

Relationship Between Compensation Actually Paid and our Total Shareholder Return

Long-term equity incentives represent a vast majority of our named executive officers' total target compensation and our stock price performance, measured by TSR, is the key driver of Compensation Actually Paid. We also use Relative TSR as the key performance measure for our performance-based RSUs. Over 2025, Apple's TSR on an absolute basis was 12.66%, while the TSR of our primary peer group was 35.48%. Apple's Relative TSR (the peer group for performance-based RSUs) was strong, resulting in above-target payout for the performance-based RSUs with applicable performance periods ending in 2025. Further, the outstanding performance-based RSUs (granted in 2024 and 2025) continue to trend towards target or above-target payouts due to strong TSR relative to the members of the S&P 500. Compensation Actually Paid to our named executive officers and TSR are tightly linked.

Relationship Between Compensation Actually Paid and Net Income

Net Income is generally a key indicator of company profitability and, for Apple, can contribute to changes in our stock price, which, in turn, drives Compensation Actually Paid. There is no direct correlation between Net Income and Compensation Actually Paid from 2021 to 2025 as we do not use Net Income as a financial measure in our executive compensation program. Operating Income and Net Sales are the two financial performance measures for our Cash Incentive Plan.

Relationship Between Compensation Actually Paid and Net Sales

Net Sales is the financial measure, in addition to Operating Income, that the People and Compensation Committee has set for our Cash Incentive Plan. Net Sales and Operating Income are equally the most important financial metrics in determining Compensation Actually Paid behind Relative TSR. Similar to Operating Income, Net Sales were consistently strong from 2021 to 2025, and this sustained performance led to above target or maximum bonus payouts in each of 2021, 2022, 2023, 2024, and 2025, which increased Compensation Actually Paid to our named executive officers.

Other Relevant Financial Performance Measures

For 2025, the following list represented the most important financial performance measures used by Apple to link Compensation Actually Paid with our financial performance:

Net Sales
Operating Income
Relative TSR

CEO Pay Ratio—2025

We offer a wide range of benefits to our global employee population, and we are committed to paying our employees competitively and equitably based on their role.

We identified a new median employee for 2025. We determined our median compensated employee by using base salary, bonuses, commissions, and grant date fair value of equity awards granted to employees in 2025 as our consistently applied compensation measure. We applied this measure to our global employee population as of September 27, 2025, the last day of our 2025 fiscal year, and annualized base salaries for permanent full-time and part-time employees who did not work the full year.

We calculated the median compensated employee's 2025 annual total compensation using the same methodology that is used to calculate our CEO's annual total compensation in the table entitled "Summary Compensation Table–2025, 2024, and 2023." The 2025 annual total compensation of our CEO was $74,294,811, the 2025 annual total compensation of our median compensated employee was $139,483, and the ratio of these amounts is 533 to 1. The compensation included in the pay ratio reflects a reasonable estimate consistent with SEC rules based on the methodology we described above. Because SEC rules for identifying a median compensated employee allow companies to apply certain exclusions, include estimates, and adopt different methodologies that reflect their employee population and compensation practices, the ratio above may not be comparable to the CEO pay ratio reported by other companies.

Management Proposals

Proposal No. 1
Election of Directors

The Board has nominated Wanda Austin, Tim Cook, Alex Gorsky, Andrea Jung, Art Levinson, Monica Lozano, Ron Sugar, and Sue Wagner to be elected to serve on our Board until the next annual meeting of shareholders and until their successors are duly elected and qualified.

Holders of proxies solicited by this Proxy Statement will vote the proxies received by them as directed on the proxy card or, if no direction is made, for the election of the Board's eight nominees.

The term of any incumbent director who does not receive the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum, and has not earlier resigned, will end on the date that is the earlier of (a) 90 days after the date on which the voting results for the Annual Meeting are determined by the inspector of election, or (b) the date on which the Board selects a person to fill the office held by that director in accordance with Apple's bylaws.

Each of the director nominees has consented to serving as a nominee, being named in this Proxy Statement, and serving on the Board if elected. Each director elected at the Annual Meeting will be elected to serve a one-year term. If any nominee is unable to serve or for good cause will not serve as a director at the time of the Annual Meeting, the proxy holders may vote for any nominee designated by the present Board to fill the vacancy.

There are no family relationships among Apple's executive officers, directors, and nominees.

For more information on the director nominees, please see the section entitled "Directors" beginning on page 23.

 **The Board recommends a vote FOR each of the nominees**

Vote Required

Apple has implemented majority voting in uncontested elections of directors. Accordingly, Apple's bylaws provide that in an uncontested election of directors the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum is required to elect a director.

Proposal No. 2

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has re-appointed Ernst & Young LLP as Apple's independent registered public accounting firm and as auditors of Apple's consolidated financial statements for 2026. The Audit Committee reviews the performance of the independent registered public accounting firm annually. In making the determination to re-appoint Ernst & Young for 2026, the Audit Committee considered, among other factors, the independence and performance of Ernst & Young, and the quality and candor of Ernst & Young's communications with the Audit Committee and management. Ernst & Young has served as Apple's independent registered public accounting firm since 2009.

At the Annual Meeting, our shareholders are being asked to ratify the appointment of Ernst & Young as Apple's independent registered public accounting firm for 2026. Although ratification of the Audit Committee's appointment of Ernst & Young is not required, we value the opinions of our shareholders and believe that shareholder ratification of the appointment is a good corporate governance practice. In the event of a negative vote on this proposal, the Audit Committee will reconsider its selection. Even if this appointment is ratified, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that it would be in the best interests of Apple and its shareholders. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Fees Paid to Auditors

The following table shows the fees billed by Apple's independent registered public accounting firm for the years ended September 27, 2025, and September 28, 2024 (in thousands).

Ernst & Young	**2025 ($)**	**2024 ($)**
Audit Fees[1]	24,703	22,381
Audit-Related Fees[2]	2,274	2,418
Tax Fees[3]	4,533	3,435
All Other Fees[4]	2,767	2,037
Total	34,277	30,271

(1) Audit fees relate to professional services rendered in connection with the audits of Apple's annual financial statements and internal control over financial reporting, quarterly review of financial statements, and audit services provided in connection with other statutory and regulatory filings.

(2) Audit-related fees relate to professional services that are reasonably related to the performance of the audit or review of Apple's financial statements, and certain other assurance services required by statute or regulation.

(3) Tax fees relate to professional services rendered in connection with tax compliance and preparation relating to tax returns and tax audits, as well as for tax consulting and planning services. Tax fees in 2025 include $1.3 million for tax compliance projects and $3.2 million for tax advisory projects. Tax fees in 2024 include $1.0 million for tax compliance projects and $2.4 million for tax advisory projects.

(4) All other fees relate to professional services not included in the categories above, including services related to other permissible advisory services and regulatory reporting requirements, including operational audit services, and other assurance services that are not required by statute or regulation.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services Performed by the Independent Registered Public Accounting Firm

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services for Apple, such as information technology consulting and internal audit services. This policy mandates that the Audit Committee approve in advance the audit and permissible non-audit services expected to be performed each year by the independent registered public accounting firm and the related budget, and that the Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for other permissible non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Apple's independent registered public accounting firm in 2025.

 **The Board recommends a vote FOR Proposal No. 2**

Vote Required

Approval of Proposal No. 2 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 3
Advisory Vote to Approve Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an annual advisory vote to approve the compensation of our named executive officers as disclosed pursuant to the SEC's compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the executive compensation tables, and the narrative disclosures that accompany the executive compensation tables.

Motivating and retaining an exceptional leadership team is a key factor in enabling Apple's long-term success. Our executive compensation program is designed to retain strong, values-driven leaders. We have clear guiding principles and sound compensation policies and practices that align the pay of our named executive officers with the Company's financial performance and shareholder returns, taking into consideration the size, scope, and success of Apple's business. The compensation paid to our named executive officers in 2025 reflects their contributions to Apple's success and continues to demonstrate alignment with Apple's strong financial results and the interests of our shareholders. The vast majority of our named executive officers' compensation is at-risk and delivered through short-term cash incentives and long-term equity awards. We encourage shareholders to read the section entitled "Compensation Discussion and Analysis," beginning on page 38, which describes the details of our executive compensation program and the People and Compensation Committee's decision-making process with respect to our executive compensation program.

92% of votes cast on the Say on Pay advisory proposal at the 2025 Annual Meeting were in favor of our executive compensation program. This result reflects the positive shareholder response to the overall structure of our executive compensation program.

Shareholders are being asked to approve the following resolution at the Annual Meeting:

> RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules, which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the executive compensation tables, is hereby approved.

As an advisory vote, this proposal is not binding on Apple, the Board, or the People and Compensation Committee. However, the People and Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding named executive officers.

We expect the next advisory Say on Pay vote will occur at the 2027 annual meeting of shareholders.

 **The Board recommends a vote FOR Proposal No. 3**

Vote Required
Approval of Proposal No. 3 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 4

Approval of the Apple Inc. Non-Employee Director Stock Plan, as Amended and Restated

At the Annual Meeting, shareholders are being asked to approve the Apple Inc. Non-Employee Director Stock Plan, as amended and restated (the "Director Plan"), which was approved by the Board on November 4, 2025, subject to shareholder approval. The material features of the Director Plan are summarized below. The Director Plan is included in its entirety as Annex A to this Proxy Statement.

The Director Plan was last approved by shareholders at the 2018 annual meeting of shareholders. We are asking shareholders to approve the amendment to the Director Plan to extend the term to February 23, 2036, as the Director Plan is currently set to expire on November 13, 2027.

The Director Plan is the only active equity incentive plan for Non-Employee Directors. As of September 27, 2025, the last day of our 2025 fiscal year, unvested full-value awards covering 8,643 shares remained outstanding under the Director Plan.

The shares subject to the Director Plan, as set out in this proposal, are restated to reflect our 4-for-1 stock split on August 28, 2020. We are not requesting that shareholders approve an increase in the maximum number of shares that may be issued or transferred pursuant to awards under the Director Plan. Based on a review of our historical grant practices, we estimate that the shares currently reserved for grant under the Director Plan should meet Apple's equity grant needs to its Non-Employee Directors for approximately 10 years. The shares reserved may, however, last for more or less than 10 years depending on currently unknown factors, such as the number of grant recipients, future grant practices, and Apple's stock price.

Description of Non-Employee Director Stock Plan

The following is a summary of the principal features of the Director Plan. This summary does not purport to be a complete description of all of the provisions of the Director Plan. It is qualified in its entirety by reference to the full text of the Director Plan, which is included in its entirety as Annex A to this Proxy Statement.

Purpose
The purposes of the Director Plan are to retain the services of qualified individuals who are not employees of the Company to serve as members of the Board and to secure for the Company the benefits of the incentives inherent in increased common stock ownership by such individuals by granting such individuals awards in respect of Apple shares.

Eligibility
Only directors who are not employees of Apple or any of its subsidiaries may participate in the Director Plan. All seven of Apple's Non-Employee Directors currently participate in the Director Plan.

Shares Reserve
Authorized and unissued shares of Apple's common stock will be issued under the Director Plan.

Maximum Share Reserve. A cumulative total of 44,800,000 shares of Apple's common stock may be delivered pursuant to awards granted under the Director Plan. As of September 27, 2025, 4,092,836 shares remained available for future award grants under the Director Plan and 8,643 shares were subject to awards then outstanding under the Director Plan.

Other Share Counting Rules. Shares issued pursuant to restricted stock unit awards shall count against the share limit as two shares for every one share issued in connection with the award. Shares issued pursuant to the exercise of options shall count against the share limit as one share for every one share to which such exercise relates. If awards are settled in cash, the shares that would have been delivered had there been no cash settlement shall not be counted against the share limit. If awards are forfeited or are terminated for any reason before settlement or exercise, then the shares underlying such awards shall again become available for awards under the Director Plan, provided that any one share subject to a restricted stock unit award that is forfeited or terminated shall be credited as two shares when determining the number of shares that shall again become available for awards under the Director Plan. Shares that are exchanged by a director or withheld by Apple to pay the exercise price of an option granted under the plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to an award, will not be available for subsequent awards under the Director Plan.

Limit on Compensation

In no event shall the compensation payable by the Company to a Non-Employee Director for services performed as a Non-Employee Director, including the grant date value (determined under U.S. generally accepted accounting principles) of awards, cash retainers, and other compensation, exceed $1.5 million in the aggregate in any fiscal year.

Administration

The Administrator of the Plan is the Board. The Board has full authority to take any actions it deems necessary or advisable for the administration of the Director Plan in its sole discretion. The Board may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or any of its subsidiaries or to third parties.

Restricted Stock Units

Restricted stock units may be granted under the Director Plan. A restricted stock unit or "RSU" is a bookkeeping entry representing the equivalent of one share, subject to the terms and conditions of the award, and represents an unfunded and unsecured obligation of the Company. Unless earlier forfeited under the terms of the Director Plan, granted restricted stock units generally settle on or as soon as administratively practical after vesting. Restricted stock units granted under the Director Plan do not carry any shareholder rights, including voting or dividend rights, but do have dividend equivalent rights, which are credited to a Non-Employee Director and subject to the same vesting, payment, and other terms and conditions as the underlying restricted stock units, except they are paid in cash.

The Director Plan provides that each Non-Employee Director serving on the Board immediately following Apple's annual meeting of shareholders each year automatically receives a grant of RSUs on the date of the annual meeting (each, an "Annual Director Award"). The number of RSUs subject to each Annual Director Award is determined by dividing $310,000 (or such other amount, as determined by the Board prior to the date of such annual meeting) by the per-share fair market value of Apple's common stock on the date of grant, rounded to the nearest whole share. All Annual Director Awards are scheduled to vest on the February 1 that occurs in the year following the year in which the award is granted.

A Non-Employee Director who is newly elected or appointed to the Board other than in connection with an annual meeting of shareholders generally also would receive a grant of RSUs upon his or her election or appointment (each, an "Initial Director Award"), except that a Non-Employee Director who either (i) joined the Board after February 1 of a particular year and prior to the annual meeting for that year or (ii) was an employee of the Company or any of its subsidiaries immediately prior to becoming a Non-Employee Director, would not receive an Initial Director Award. The number of RSUs subject to each Initial Director Award is determined in the same manner as described above for Annual Director Awards, but the grant date value of the award is pro-rated based on the portion of the year that has passed since the last annual meeting. Initial Director Awards vest on the vesting date established for the Annual Director Awards made at the last annual meeting prior to the date on which the Non-Employee Director joined the Board.

Stock Options

The Director Plan permits the grant of stock options if the Board determines that the grant of stock options is in the best interests of Apple and its shareholders. If stock options are granted, the options would be required to have a per share exercise price not less than the fair market value of a share of Apple's common stock on the date of grant, would be immediately vested unless otherwise specified at the time of grant, and would expire ten years from the date of grant. There are currently no stock options outstanding under the Director Plan.

Restrictions on Transfer

Except as described below, awards under the Director Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution, and stock options are generally exercisable, during the recipient's lifetime, only by the Non-Employee Director. The Board has discretion, however, to allow for an award to be transferred to a Non-Employee Director's family members or to one or more trusts established in whole or in part for the benefit of one or more of such family members.

No Repricing

No adjustment may be made to the plan or any stock option under the Director Plan (by amendment, substitution, cancellation and regrant, exchange, or other means) that would constitute a repricing of the per-share exercise price of the option except for an adjustment to reflect a stock split or similar event provided in the Director Plan or any repricing that might be approved by shareholders.

Termination of Service

If a Non-Employee Director ceases to serve as a member of the Board for any reason other than death, that director's outstanding and unvested awards generally would terminate on the date the director ceased to be a member of the Board. Upon the death of a Non-Employee Director, all unvested awards would become fully vested. Any options that are exercisable at the time of the Non-Employee Director's termination other than for death may be exercised at any time within 90 days after the date of such termination, provided that if the termination is as a result of such Non-Employee Director's death, the options may be exercised by his or her Beneficiary at any time within three years after the date of such death. At the end of the applicable 90-day or three-year period, any unexercised options shall expire.

Adjustments; Corporate Transactions; Change of Control

The share limit and the number and kind of shares available under the Director Plan and any outstanding awards, as well as the exercise prices of awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events. Upon a change of control, the Director Plan provides for vesting of outstanding awards, pro-rated based on the portion of the vesting period that has elapsed as of the date of the change of control.

Amendment and Termination

The Board has the authority to amend or terminate the Director Plan at any time, including the authority to prospectively change the value and relative mixture of stock options and RSUs for the initial and annual award grants to Non-Employee Directors subject to the compensation limit described above, the methodology for determining the number of shares of Apple's common stock subject to these grants, and the vesting and other terms and conditions of these grants without shareholder approval. However, the Board may not increase the number of shares available for issuance under the Director Plan without shareholder approval.

Term

The amended and restated Director Plan will become effective upon shareholder approval. If shareholders approve this proposal, unless earlier terminated by the Board, the Director Plan will expire on February 23, 2036. No further awards would be granted under the Director Plan after that date.

Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the Director Plan based on the federal income tax laws in effect on the date of this Proxy Statement. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Internal Revenue Code), or other tax laws other than U.S. federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, we advise all participants to consult their own tax advisor concerning the tax implications of awards granted under the Director Plan.

A recipient of a stock option will not have taxable income upon the grant of the stock option. A participant will recognize ordinary income upon exercise of a stock option in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized upon any later disposition of the shares generally will be a capital gain or loss.

A participant is not deemed to receive any taxable income at the time an award of restricted stock unit is granted. When vested RSUs (and dividend equivalent rights, if any) are settled and distributed, the participant will recognize ordinary income equal to the amount of cash or the fair market value of shares received less the amount paid for such restricted stock units, if any.

Apple will be allowed a tax deduction for the amount recognized as ordinary income by a Non-Employee Director upon vesting or exercise.

Future Plan Benefits

None of Apple's employees, including its executive officers and the named executive officers, are eligible to participate in the Director Plan. Outstanding RSU awards under the Director Plan are reported on page 32 in the table entitled "Director Compensation—2025." As of the date of this Proxy Statement, no new grants were made to our current Non-Employee Directors, any nominee for the Board for the Annual Meeting, or any associate of any of our directors or executive officers. On the date of the Annual Meeting, Non-Employee Directors duly elected to the Board will be granted an Annual Director Award as described in the "Restricted Stock Units" section on page 69 of this Proposal. The number of RSUs granted and the grant value of such RSUs is unknown and indeterminable until the Non-Employee Directors are elected and the per share fair market value of Apple's common stock on the date of grant is known. Any other grants that may be made under the Director Plan in the future are indeterminable at this time. As such, the future plan benefits under the Director Plan have been omitted.

Aggregate Past Grants Under the Director Plan

Since the inception of the Director Plan, the following equity awards have been granted to our Non-Employee Directors, with the number of shares adjusted for stock splits.

Name	Stock Options (# of shares)	Restricted Stock Units (# of shares)	Total (# of shares)
Wanda Austin	-	2,771	2,771
Alex Gorsky	-	6,794	6,794
Andrea Jung	878,360	105,386	983,746
Art Levinson	3,789,576	132,964	3,992,540
Monica Lozano	-	8,575	8,575
Ron Sugar	-	110,566	110,566
Sue Wagner	-	55,746	55,746

No other equity awards have been granted under the Director Plan to any other nominee for the Board for the Annual Meeting, or any associate of any of our directors or executive officers.

 **The Board recommends a vote FOR Proposal No. 4**

Vote Required

Approval of Proposal No. 4 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Shareholder Proposals

Shareholder Proposals

At Apple, we believe business can and should be a force for good. Our teams around the world work to infuse Apple's deeply held values into everything we make. Apple engages with stakeholders as part of our commitment to advance meaningful change and find novel solutions to pressing challenges. We welcome dialogue, including regarding the issues presented in the proposal below, and contacted the proponent to discuss their concerns and provide information about Apple's policies and practices. Apple continues to build effective programs designed to tackle challenges and to communicate our progress through transparent reporting.

The proposal below was submitted by a shareholder under Rule 14a-8 under the Exchange Act. This proposal, and the supporting statement, is included as submitted to us by the proponent. Apple's opposition statement, as well as the Board's voting recommendation, immediately follow the shareholder proposal.

Proposal		Board Voting Recommendation
5	**China Entanglement Audit**	**AGAINST**
	• The requested report is unnecessary given we already provide extensive information on our international operations.	
	• The proposal is highly prescriptive and attempts to inappropriately restrict Apple's ability to manage its own ordinary business operations and business strategies.	

In October 2025, the Company submitted no-action requests to the Staff of the SEC's Division of Corporation Finance asking the Staff to concur with the Company's view that certain proposals submitted to the Company for inclusion in the Proxy Statement could be properly excluded under SEC Rule 14a-8. The Staff subsequently announced that they would not respond to most requests for exclusion of shareholder proposals under SEC Rule 14a-8.

Following that announcement, and based on the Company's review of the provisions of Rule 14a-8, prior Staff guidance on the application of Rule 14a-8, and judicial decisions, we determined that it was appropriate to exclude a shareholder proposal because the proponent failed to provide required documentation to show that they had continuously owned the requisite amount of Company securities consistent with SEC Rule 14a-8 and related Staff interpretations. Prior to submitting our notice of exclusion to the Staff and the proponent, we reached out again to the shareholder to explain our reason for exclusion and to offer to discuss their proposal.

Identification of Proponents

Proposal No. 5 was submitted for the Annual Meeting by a shareholder who has represented to Apple that they have continuously been the beneficial owner of a sufficient amount of the Company's securities for a sufficient time period as required by Rule 14a-8. We will promptly provide you with the address and, to our knowledge, the number of voting securities held by the proponent of the shareholder proposal upon receiving a written or oral request directed to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, or by phone at: (408) 974-3123.

Vote Required

Approval of Proposal No. 5 requires the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting and (ii) a majority of the shares required to constitute a quorum.

Proposal No. 5
Shareholder Proposal

Apple has been advised that the National Center for Public Policy Research intends to submit the following proposal at the Annual Meeting.

China Entanglement Audit

Whereas:

- With escalating U.S.–China trade tensions, Apple could face steep tariff increases. Analysts warn tariffs on Chinese imports could hit as high as 145%, severely inflating production costs. One article projects this could add $10 billion annually to iPhone expenses.[1]

- While Apple is apparently shifting some production to India and Vietnam, these regions still depend heavily on Chinese parts, and manufacturing costs are 5–10% higher.[2]

- China may restrict support from Chinese engineers or suppliers to Apple's new operations in India—potentially delaying diversification plans.[3]

- Greater China — encompassing Mainland China, Hong Kong, and Taiwan — accounted for nearly 20% of Apple's revenues—about $74 billion annually. A regional conflict (e.g., over Taiwan) could abruptly eliminate this, much like Russia-related disruptions did for others.[4]

- The Uyghur Forced Labor Prevention Act further complicates matters. Chinese suppliers linked to Xinjiang's labor practices face U.S. bans, risking supply chain disruptions. Meanwhile, China's control over rare earth minerals—essential for semiconductors and sensors—gives it leverage to weaponize shortages. [5]

- Apple has previously been the target of Chinese Espionage actions; the company's proprietary data pertaining to its autonomous vehicles program was stolen in 2018 and 2019.[6] Since then, Chinese firms have become a global leader in autonomous vehicles,[7] potentially off the back of Apple's investment.

- "As Patrick McGee makes devastatingly clear in ... *Apple in China*, the American company's decision ... to manufacture about 90 percent of its products in China has created an existential vulnerability not just for Apple, but for the United States—nurturing the conditions for Chinese technology to outpace American innovation." [8]

- Apple's disclosures regarding the foregoing issues have fallen short of adequately informing shareholders. [9]

- Insufficient disclosures can expose Apple to additional litigation risk. [10]

(1) https://www.ainvest.com/news/apple-china-dependency-strategic-time-bomb-investors-2505/

(2) https://www.ainvest.com/news/apple-china-dependency-strategic-time-bomb-investors-2505/

(3) https://timesofindia.indiatimes.com/technology/tech-news/how-and-why-china-not-donald-trump-may-be-bigger-threat-to-apples-make-in-india-plans-for-iphones/articleshow/121752202.cms

(4) https://altimetry.com/articles/apples-china-problem-is-worse-than-it-seems

(5) https://www.ainvest.com/news/apple-china-dependency-strategic-time-bomb-investors-2505/

(6) https://www.csis.org/programs/strategic-technologies-program/survey-chinese-espionage-united-states-2000

(7) *Id.*

(8) https://a.co/d/cQ7RvCH (quoting New York Times).

(9) Cf. https://d18rn0p25nwr6d.cloudfront.net/CIK-0000320193/a411a029-368f-4479-b416-25c404acca3d.pdf (generally addressing China-related risk factors).

(10) Cf. https://www.thecorporatecounsel.net/blog/2025/09/securities-litigation-2nd-circuit-reinstates-hypothetical-risk-factor-claim.html ; https://www.thecorporatecounsel.net/blog/2025/09/securities-litigation-securities-fraud-lawsuit-alleges-misleading-tariff-disclosure.html

Resolved: Shareholders request that the Board of Directors of Apple conduct an evaluation and issue a report within the next year, at reasonable cost and excluding confidential information, assessing risks and costs associated with the company's continued entanglement with the People's Republic of China.

Supporting Statement:

Shareholders need clear, quantified information on:

1. The financial exposure under high-tariff scenarios and mitigation strategies.
2. The dollar value of revenues and profits at risk from regulatory or geopolitical actions in China.
3. The danger and risks associated with intellectual property theft from Chinese firms.
4. The timeline and cost implications of supply chain diversification away from China.

A transparent, scenario-based analysis will help shareholders assess whether current strategies are sufficient to protect Apple's profitability and long-term growth. Without such disclosure, investors cannot adequately evaluate the Company's resilience in the face of mounting geopolitical and economic risks.

For these reasons, we urge shareholders to vote **FOR** this proposal.

Apple's Statement in Opposition to Proposal No. 5

 **AGAINST**
Proposal No. 5

The Board recommends a vote AGAINST Proposal No. 5 because:

- the requested report is unnecessary given we already provide extensive information on our international operations; and
- the proposal is highly prescriptive and attempts to inappropriately restrict Apple's ability to manage its own ordinary business operations and business strategies.

Apple products are designed in California and made all over the world, with manufacturing, sales, and operations extending to over 50 countries and regions. We work with millions of people and thousands of innovative businesses to build the best products and services and to effectively serve our customers around the globe.

The requested report is unnecessary given we already provide extensive information on our international operations. As a public company with international operations in over 50 countries and regions, we already regularly update our shareholders as to the nature and extent of our global presence and any material risks that we face in our business. For example, in our various periodic reports that are filed with the U.S. Securities and Exchange Commission, we discuss our results of operations by segment, including our Greater China segment, and provide disclosures covering material risks to our business, reputation, results of operations, financial condition, and stock price. Such disclosures cover, among other things, risks from our international customer base and operations, international trade restrictions and tariffs, potential exposures due to the geographic concentration of certain of our operations, challenges in diversifying, and threats to our competitive position if we fail to adequately protect and enforce our intellectual property rights.

We also voluntarily provide additional information relating to our global supply chain and operations. For example, we have announced significant investments in our operations in the United States, such as the August 2025 announcement bringing our total U.S. investment to $600 billion over the next four years and announcing the launch of our new American Manufacturing Program.[1] We also publish annually our People and Environment in Our Supply Chain progress report[2] where we discuss in detail our programs and expectations across our global supply chain. Given our extensive disclosures relating to our worldwide operations, including potential risks, as well as updates on recent investments, we believe the requested report would not provide any additional material information to shareholders.

The proposal is highly prescriptive and attempts to inappropriately restrict Apple's ability to manage its own ordinary business operations and business strategies. Apple operates and sells products and services in numerous countries around the world to best serve its worldwide customer base. Apple's decisions regarding where to locate operations involve complex considerations and analysis of many factors, such as understanding geopolitical conditions, trade policies, regulatory environments, manufacturing capabilities, consumer preferences, operational considerations, and the ability to serve Apple's global customer base, along with financial, legal, tax, and reputational factors. Although the requested report presents its inquiry as neutral fact-finding, we believe the level of detail and direction in the proposal's supporting statement suggests a preferred method of action and would inappropriately infringe on Apple's ability to manage this complex strategic work by attempting to dictate Apple's decisions with respect to our operations and global footprint.

Our Board and management maintain active oversight of our global operations. The Board oversees this important work, and reviews and discusses with management updates regarding Apple's international operations and supply chain management.

Apple's Board is also responsible for the oversight of significant risks affecting our business and Apple's Enterprise Risk Management Program. The Board actively exercises this oversight through regular reviews and discussion with Apple management handling key risks, and is supported by the Audit and Finance Committee, which has the primary responsibility for assisting the full Board with its risk oversight duties.

Apple's Enterprise Risk Management Program is designed to identify, assess, and monitor our significant business risks, including risks related to our international operations and supply chain. The program is supported by a Risk Oversight Committee, consisting of our Chief Financial Officer, General Counsel, Head of Business Assurance, and other senior business leaders, that assists the Audit and Finance Committee with its general responsibility for overseeing enterprise risk management. Through these robust risk management and reporting systems, Apple is able to continually evaluate and seek to mitigate the risks confronting our business.

(1) apple.com/newsroom/2025/08/apple-increases-us-commitment-to-600-billion-usd-announces-ambitious-program/
(2) supplychainreports.apple

Other Matters

Apple knows of no other matters to be submitted to shareholders at the Annual Meeting, other than the proposals identified in this Proxy Statement. If any other matters properly come before shareholders at the Annual Meeting, it is the intention of the persons named on the proxy to vote the shares represented thereby on those matters in accordance with their best judgment.

Other Information

Audit and Finance Committee Report

As of October 29, 2025, the date of this report, the Audit and Finance Committee consisted of four members: Ron Sugar, who serves as the Chair of the Committee, Wanda Austin, Monica Lozano, and Sue Wagner. Each member is an independent director under Nasdaq and SEC rules and meets the standards for committee independence as set forth in Apple's Corporate Governance Guidelines. The Audit and Finance Committee has the duties and powers described in its written charter adopted by the Board. A copy of the charter is available on Apple's website at investor.apple.com/leadership-and-governance. The Audit and Finance Committee assists the Board's oversight and monitoring of:

- Apple's financial statements and other financial information provided by Apple to its shareholders and others;
- compliance with legal, regulatory, and public disclosure requirements;

- the independent auditors, including their qualifications and independence;
- Apple's system of internal controls, including the internal audit function;

- treasury and finance matters;
- enterprise risk management, privacy, and data security; and
- the auditing, accounting, and financial reporting process generally.

The Audit and Finance Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Apple's financial statements.

The Audit and Finance Committee is responsible for the appointment, compensation, retention, and oversight of the work performed by Apple's independent registered public accounting firm, Ernst & Young LLP. In fulfilling its oversight responsibility, the Audit and Finance Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services.

Ernst & Young has served as Apple's independent registered public accounting firm since 2009 and rotates its lead audit engagement partner every five years. The Audit and Finance Committee is responsible for the oversight of the selection of the lead engagement partner.

Apple maintains an auditor independence policy that, among other things, prohibits Apple's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit and Finance Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit and Finance Committee be provided with quarterly reporting on actual spending. This policy also mandates that Apple may not enter into engagements with Apple's independent registered public accounting firm for non-audit services without the express pre-approval of the Audit and Finance Committee.

The Audit and Finance Committee has reviewed and discussed the audited financial statements for the year ended September 27, 2025, with Apple's management and Ernst & Young. The Audit and Finance Committee has also discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit and Finance Committee has also received and reviewed the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board that the financial statements referred to above be included in Apple's Annual Report on Form 10-K for the year ended September 27, 2025, for filing with the SEC.

Members of the Audit and Finance Committee

Ron Sugar (Chair)   **Wanda Austin**   **Monica Lozano**   **Sue Wagner**

Security Ownership of Certain Beneficial Owners and Management

The following table shows information as of January 2, 2026 (the "Table Date"), unless otherwise indicated, regarding the beneficial ownership of Apple's common stock by: (i) each person known to Apple to beneficially own more than 5% of the outstanding shares of Apple's common stock based solely on Apple's review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act; (ii) each director and nominee; (iii) each named executive officer listed in the table entitled "Summary Compensation Table— 2025, 2024, and 2023" under the section entitled "Executive Compensation"; and (iv) all current directors and executive officers as a group. As of the Table Date, 14,697,926,000 shares of Apple's common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of Apple's common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned[1]	Percent of Common Stock Outstanding
The Vanguard Group	1,415,826,462[2]	9.63%
BlackRock, Inc.	1,043,713,019[3]	7.10%
Kate Adams	175,408[4]	*
Wanda Austin	2,843[5]	*
Tim Cook	3,280,295[6]	*
Alex Gorsky	6,794[7]	*
Andrea Jung	77,664[8]	*
Sabih Khan	1,074,404[9]	*
Art Levinson	4,126,689[10]	*
Monica Lozano	9,862[11]	*
Luca Maestri	91,304[12]	*
Deirdre O'Brien	136,687[13]	*
Kevan Parekh	8,765[14]	*
Ron Sugar	110,566[15]	*
Sue Wagner	69,788[16]	*
All current directors and executive officers as a group (12 persons)	9,079,765[17]	*

(1) Represents shares of Apple's common stock held, and RSUs held that will vest within 60 days after the Table Date. Does not include RSUs that vest more than 60 days after the Table Date. RSUs are awards granted by Apple and payable, subject to vesting requirements, in shares of Apple's common stock.

(2) Represents shares of Apple's common stock beneficially owned as of June 30, 2025, based on a Schedule 13G/A filed with the SEC on July 29, 2025, by The Vanguard Group. The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates that it has shared voting power with respect to 19,800,347 shares of Apple's common stock, sole dispositive power with respect to 1,343,278,627 shares of Apple's common stock, and shared dispositive power with respect to 72,547,835 shares of Apple's common stock.

(3) Represents shares of Apple's common stock beneficially owned as of December 31, 2023, based on a Schedule 13G/A filed with the SEC on February 12, 2024, by BlackRock, Inc. BlackRock, Inc. lists its address as 50 Hudson Yards, New York, NY 10001, and indicates that it has sole voting power with respect to 936,902,208 shares of Apple's common stock, and sole dispositive power with respect to all shares beneficially owned.

(4) Excludes 369,488 RSUs held by Ms. Adams that are not scheduled to vest within 60 days after the Table Date.

(5) Includes 1,255 RSUs held by Dr. Austin that are scheduled to vest on February 1, 2026.

(6) Represents 3,280,295 shares of Apple's common stock held in the name of Mr. Cook's trust and excludes 836,667 RSUs held by Mr. Cook that are not scheduled to vest within 60 days after the Table Date.

(7) Includes 1,255 RSUs held by Mr. Gorsky that are scheduled to vest on February 1, 2026.

(8) Includes 404 shares of Apple's common stock held in the name of a family trust, and 1,255 RSUs held by Ms. Jung that are scheduled to vest on February 1, 2026.

(9) Includes 31,632 shares of Apple's common stock held by Mr. Khan's family trust and excludes 369,488 RSUs held by Mr. Khan that are not scheduled to vest within 60 days after the Table Date.

(10) Includes 56,000 shares of Apple's common stock held by Dr. Levinson's spouse and 1,113 RSUs held by Dr. Levinson that are scheduled to vest on February 1, 2026.

(11) Includes 1,255 RSUs held by Ms. Lozano that are scheduled to vest on February 1, 2026.

(12) Excludes 269,614 RSUs held by Mr. Maestri that are not scheduled to vest within 60 days after the Table Date.

(13) Excludes 369,488 RSUs held by Ms. O'Brien that are not scheduled to vest within 60 days after the Table Date.

(14) Excludes 203,473 RSUs held by Mr. Parekh that are not scheduled to vest within 60 days after the Table Date.

(15) Includes 1,255 RSUs held by Dr. Sugar that are scheduled to vest on February 1, 2026.

(16) Includes 6,042 shares of Apple's common stock held by Ms. Wagner's spouse and 1,255 RSUs held by Ms. Wagner that are scheduled to vest on February 1, 2026.

(17) Includes 8,643 RSUs held by directors that are scheduled to vest within 60 days after the Table Date. As of the Table Date, no executive officer held any RSUs scheduled to vest within 60 days after the Table Date. Excludes 2,148,604 RSUs held by executive officers that are not scheduled to vest within 60 days after the Table Date. Does not include Mr. Maestri who transitioned from his role as Chief Financial Officer in January 2025.

* Represents less than 1% of the issued and outstanding shares of Apple's common stock as of the Table Date.

Equity Compensation Plan Information

The following table shows information, as of September 27, 2025, regarding shares of Apple's common stock authorized for issuance under Apple's equity compensation plans. As of September 27, 2025, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1]($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)(c))
Equity compensation plans approved by shareholders[2]	151,604,285[3]	14.12	1,051,241,204[4]

(1) The weighted-average exercise price is calculated based solely on the exercise prices of the outstanding options and does not reflect the shares that will be issued upon the vesting of outstanding RSU awards, which have no exercise price.

(2) As of September 27, 2025, no shares of the Company's common stock were subject to outstanding stock options or RSUs assumed in connection with acquisitions of other companies.

(3) This number includes the following: 142,900,767 shares subject to outstanding awards granted under the 2022 Plan, of which no shares were subject to outstanding options and 142,900,767 shares were subject to outstanding RSU awards; 8,694,875 shares subject to outstanding awards granted under the Apple Inc. 2014 Employee Stock Plan (As Amended and Restated as of October 1, 2017), of which 24,993 shares were subject to outstanding options and 8,669,882 shares were subject to outstanding RSU awards; and 8,643 shares subject to outstanding awards granted under the Director Plan, of which no shares were subject to outstanding options and 8,643 shares were subject to outstanding RSU awards.

(4) This number includes 988,573,148 shares available for issuance under the 2022 Plan, 58,575,220 shares reserved for issuance under the Apple Inc. Employee Stock Purchase Plan, and 4,092,836 shares available for issuance under the Director Plan. Shares issued in respect of awards other than stock options and stock appreciation rights granted under the 2022 Plan and the Director Plan count against the shares available for grant under the applicable plan as two shares for every share granted.

General Information

2026 Annual Meeting of Shareholders

Date and Time:	**Virtual Meeting Site:**
February 24, 2026 8:00 A.M. Pacific Time	www.virtualshareholdermeeting.com/AAPL2026

The Record Date for the Annual Meeting is January 2, 2026. Only shareholders of record as of the close of business on this date are entitled to vote at the Annual Meeting.

You are invited to vote on the proposals described in this Proxy Statement because you were an Apple shareholder on the Record Date, January 2, 2026.

Apple is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments thereof.

Attending the Annual Meeting

To attend, vote, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/AAPL2026 and enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting. Attendance at the Annual Meeting is subject to capacity limits set by the virtual meeting platform provider. To submit questions in advance of the Annual Meeting, visit proxyvote.com before 8:59 P.M. Pacific Time on February 23, 2026, and enter your control number. If you have any questions about proxyvote.com or your control number, please contact the bank, broker, or other organization that holds your shares. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

No recording of the Annual Meeting is allowed, including audio and video recording.

Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting. We reserve the right to eject an attendee or cut off speaking privileges for behavior likely to cause disruption or annoyance or for failure to comply with reasonable requests or the rules of conduct for the meeting, including time limits applicable to attendees who are permitted to speak.

We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially similar questions, we may group questions together and provide a single response to avoid repetition.

In the event of technical difficulties with the Annual Meeting, we expect that an announcement will be made on www.virtualshareholdermeeting.com/AAPL2026. If necessary, the announcement will provide updated information regarding the date, time, and location of the Annual Meeting. Any updated information regarding the Annual Meeting will also be posted on our Investor Relations website at investor.apple.com.

Proxy Materials

These materials were first sent or made available to shareholders on January 8, 2026, and include:

- The Notice of 2026 Annual Meeting of Shareholders;
- This Proxy Statement for the Annual Meeting; and
- Apple's Annual Report on Form 10-K for the year ended September 27, 2025.

If you requested printed versions by mail, these printed proxy materials also include the proxy card or voting instruction form for the Annual Meeting.

Forward-looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our goals, commitments, and strategies, and our executive compensation program. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks, uncertainties, and other important factors that are discussed in our most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings. We assume no obligation to update any forward-looking statements, which speak only as of the date they are made.

Proxy Materials are Available on the Internet

Apple uses the internet as the primary means of furnishing proxy materials to shareholders. We are sending a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") to our shareholders with instructions on how to access the proxy materials online at proxyvote.com or request a printed copy of the materials.

Shareholders may follow the instructions in the Notice of Internet Availability to elect to receive future proxy materials in print by mail or electronically by email. We encourage shareholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce Apple's printing and mailing costs.

Apple's proxy materials are also available at investor.apple.com.

Eliminating Duplicate Mailings

Apple has adopted a procedure called "householding." Under this procedure, Apple may deliver a single copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and our Annual Report on Form 10-K for the year ended September 27, 2025, to multiple shareholders who share the same address, unless Apple has received contrary instructions from one or more of the shareholders. This procedure reduces the environmental impact of our annual meetings and reduces Apple's printing and mailing costs. Shareholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, Apple will deliver promptly a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement and our Annual Report on Form 10-K for the year ended September 27, 2025, to any shareholder that elects not to participate in householding.

To receive, free of charge, a separate copy of the Notice of Internet Availability and, if you requested printed versions by mail, this Proxy Statement or the Annual Report on Form 10-K for the year ended September 27, 2025, or separate copies of any future notice, proxy statement, or annual report, you may write or call Apple at the following physical address, phone number, or email address:

Apple Investor Relations
One Apple Park Way
MS 927-4INV
Cupertino, CA 95014 USA
Phone: (408) 974-3123
Email: investor_relations@apple.com

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the bank, broker, or other organization that holds your shares to request information about eliminating duplicate mailings.

Quorum for the Annual Meeting

Holders of a majority of the shares entitled to vote at the Annual Meeting must be present at the Annual Meeting or represented by proxy for the transaction of business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum if:

- You are entitled to vote and you are present at the Annual Meeting; or
- You have properly voted prior to the meeting by proxy online, by phone, or by submitting a proxy card or voting instruction form by mail.

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. If a quorum is not present, we may propose to adjourn the Annual Meeting and reconvene the Annual Meeting at a later date.

Inspector of Election

A representative of Broadridge Investor Communication Solutions, Inc. will serve as the inspector of election.

Proxy Solicitation Costs

Apple is paying the costs of the solicitation of proxies. Apple has retained Georgeson LLC to assist in the distribution of proxy materials and the solicitation of proxies from individual shareholders, as well as brokerage firms, fiduciaries, custodians, and other similar organizations representing beneficial owners of shares for the Annual Meeting. We have agreed to pay Georgeson a fee of approximately $18,000 plus variable amounts for additional proxy solicitation services and out-of-pocket expenses.

In addition to solicitations by mail, the proxy solicitor and Apple's nominees, officers, and employees, without additional compensation, may solicit proxies on Apple's behalf in person, by phone, or by electronic communication.

Apple's Fiscal Year

Apple's fiscal year is the 52- or 53-week period that ends on the last Saturday of September. Apple's 2025 fiscal year included 52 weeks and ended on September 27, 2025. Information presented in this Proxy Statement is based on Apple's fiscal calendar, other than references to particular years in connection with our shareholder engagement program and in the biographical information about our directors and executive officers, which refer to calendar years.

Voting

Each share of Apple's common stock has one vote on each matter. Only "shareholders of record" as of the close of business on the Record Date are entitled to vote at the Annual Meeting. As of the Record Date, there were 14,697,926,000 shares of Apple's common stock issued and outstanding, held by 22,380 shareholders of record. In addition to shareholders of record of Apple's common stock, "beneficial owners of shares held in street name" as of the Record Date can vote using the methods described below.

Shareholders of Record

If your shares are registered directly in your name with Apple's transfer agent, Computershare Trust Company, N.A., you are the shareholder of record with respect to those shares.

Beneficial Owners of Shares Held in Street Name

If your shares are held in an account at a bank, broker, or other organization, then you are the "beneficial owner of shares held in street name." As a beneficial owner, you have the right to instruct the person or organization holding your shares how to vote your shares. Most individual shareholders are beneficial owners of shares held in street name.

Voting Procedures

There are four ways to vote:

- **Online Prior to the Annual Meeting.** You may vote by proxy by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability, voting instruction form, or proxy card. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

- **Online During the Annual Meeting.** You may vote online during the Annual Meeting by visiting www.virtualshareholdermeeting.com/AAPL2026, entering the control number found in your Notice of Internet Availability, voting instruction form, or proxy card, and following the on-screen instructions. The availability of online voting may depend on the voting procedures of the organization that holds your shares. The meeting webcast will begin promptly at 8:00 A.M. Pacific Time. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your system. If you experience technical difficulties during the check-in process or during the meeting, please call 1-844-986-0822 (toll free) or 303-562-9302 (international) for assistance.

- **Phone.** You may vote by proxy by calling the toll-free number found on your Notice of Internet Availability, voting instruction form, or proxy card. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

- **Mail.** If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form, and you may vote by proxy by filling out the card or form and returning it in the envelope provided.

All shares represented by valid proxies received prior to 8:59 P.M. Pacific Time on February 23, 2026, will be voted, and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance online, by phone, or by mail to ensure that your vote will be represented at the Annual Meeting.

Changing your Vote

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

- **Online Prior to the Annual Meeting.** You may change your vote using the online voting method described above, in which case only your latest internet proxy submitted prior to the Annual Meeting will be counted.
- **Online During the Annual Meeting.** You may change your vote by attending the Annual Meeting by visiting www.virtualshareholdermeeting.com/AAPL2026, entering the control number found in your Notice of Internet Availability, voting instruction form, or proxy card, and following the instructions to vote, in which case only your latest internet proxy submitted will be counted.
- **Phone.** You may change your vote using the phone voting method described above, in which case only your latest proxy submitted prior to the Annual Meeting will be counted.
- **Mail.** You may revoke your proxy and change your vote by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted.

Uninstructed Shares

Shareholders of Record

If you are a shareholder of record and you:

- Indicate when voting online or by phone that you wish to vote as recommended by the Board; or
- Sign and return a proxy card without giving specific voting instructions,

then the persons named as proxy holders, Kate Adams and Kevan Parekh, will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners of Shares Held in Street Name

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, then the organization may generally vote your shares in their discretion on "routine" matters, but cannot vote on "non-routine" matters.

Routine and Non-Routine Proposals

The following proposal is considered a routine matter:

- The ratification of the appointment of Ernst & Young LLP as Apple's independent registered public accounting firm for 2026 (Proposal No. 2).

A broker or other nominee may generally vote in their discretion on routine matters, and, therefore, no broker non-votes are expected in connection with Proposal No. 2.

The following proposals are considered non-routine matters:

- Election of directors (Proposal No. 1);
- Advisory vote to approve executive compensation (Proposal No. 3);
- Approval of the Apple Inc. Non-Employee Director Stock Plan, as amended and restated (Proposal No. 4); and
- Shareholder proposal (Proposal No. 5).

If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on the matter with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, broker non-votes may exist in connection with Proposal No. 1 and Proposals No. 3 through No. 5.

Vote Required to Approve a Proposal

With respect to the election of directors (Proposal No. 1), Apple's bylaws provide that, in an uncontested election of directors, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting, and (ii) a majority of the shares required to constitute a quorum is required to elect a director. An "uncontested election of directors" means an election of directors in which the number of candidates for election does not exceed the number of directors to be elected by the shareholders at that election.

Approval of Proposals No. 2 through No. 5 requires, in each case, the affirmative vote of (i) a majority of the shares present or represented by proxy and voting at the Annual Meeting, and (ii) a majority of the shares required to constitute a quorum.

Broker Non-Votes and Abstentions

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Only "FOR" and "AGAINST" votes are counted for purposes of determining the votes received in connection with each proposal. Broker non-votes and abstentions will have no effect on determining whether the affirmative vote constitutes a majority of the shares present or represented by proxy and voting at the Annual Meeting.

In addition, for each proposal, the affirmative vote equal to a majority of the shares necessary to constitute a quorum is also required for approval. Therefore, broker non-votes and abstentions could prevent the election of a director or the approval of a proposal because they do not count as affirmative votes.

Confidentiality of Votes

Proxy instructions, ballots, and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Apple will not disclose the proxy instructions or ballots of individual shareholders, except:

- To allow for the tabulation and certification of votes;
- To facilitate a successful proxy solicitation;
- To assert claims for Apple;
- To defend claims against Apple; and
- As necessary to meet applicable legal requirements.

If you write comments on your proxy card or ballot, the proxy card or ballot may be forwarded to Apple's management and the Board to review your comments.

Tabulation and Reporting of Voting Results

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be tallied by the inspector of election after the taking of the vote at the Annual Meeting. Apple will publish the final voting results in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

Director Nominations and Other Matters for the 2027 Annual Meeting of Shareholders

Proposals and director nominations must be sent either by mail to Apple's Secretary at One Apple Park Way, MS: 927-4GC, Cupertino, CA 95014 USA, or by email to shareholderproposal@apple.com.

Matters for Inclusion in the Proxy Materials for the 2027 Annual Meeting of Shareholders

Matters for inclusion in the proxy materials for the 2027 annual meeting of shareholders, other than nominations of directors, must be received on or before the close of business on September 10, 2026. All proposals must comply with Rule 14a-8 under the Exchange Act.

Matters for Consideration at the 2027 Annual Meeting of Shareholders but not for Inclusion in the Proxy Materials

Matters for consideration at the 2027 annual meeting of shareholders, but not for inclusion in the proxy materials, must be received no earlier than the close of business on October 27, 2026, and no later than the close of business on November 26, 2026. The proposal must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Nominations of Individuals for Election as Directors at the 2027 Annual Meeting of Shareholders Using Proxy Access

A shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years shares of Apple stock representing an aggregate of at least 3% of our outstanding shares, may nominate and include in Apple's proxy materials director nominees constituting up to 20% of Apple's Board, provided that the shareholder(s) and nominee(s) satisfy the requirements in Apple's bylaws. Notice of proxy access director nominees must be received no earlier than the close of business on August 11, 2026, and no later than the close of business on September 10, 2026.

Nominations of Individuals for Election as Directors at the 2027 Annual Meeting of Shareholders (other than through Proxy Access)

Under Apple's bylaws, notice by shareholders who intend to nominate directors at the 2027 annual meeting of shareholders (other than through proxy access as described above) must be received no earlier than the close of business on October 27, 2026, and no later than the close of business on November 26, 2026. Notice of director nominations must be submitted by a shareholder of record and must set forth the information required by Apple's bylaws. If you are a beneficial owner of shares held in street name, you can contact the organization that holds your shares for information about how to register your shares directly in your name as a shareholder of record.

Any notice of director nomination submitted to Apple other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act.

Solicitation of Proxies for 2027 Annual Meeting of Shareholders

We intend to file a proxy statement and white proxy card with the SEC in connection with our solicitation of proxies for our 2027 annual meeting of shareholders. Shareholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed by Apple with the SEC without charge from the SEC's website at: www.sec.gov.

Apple Inc.
One Apple Park Way
Cupertino, CA 95014 USA
Phone: (408) 996-1010
Dated: January 8, 2026

Annex A

APPLE INC.
NON-EMPLOYEE DIRECTOR STOCK PLAN

(as amended and restated on November 4, 2025)

On November 4, 2025, the Board adopted this amended and restated Apple Inc. Non-Employee Director Plan (the "Plan") subject to and effective upon approval by the Company's shareholders at the Annual Meeting on February 24, 2026. The Plan was formerly known as the 1997 Director Stock Option Plan and the 1997 Director Stock Plan and was re-named the Non-Employee Director Plan, subject to approval by the Company's shareholders at the Annual Meeting on February 13, 2018. For the terms and conditions of the Plan applicable to an Award, refer to the version of the Plan in effect as of the date such Award was granted.

1. *PURPOSES*. The purposes of the Plan are to retain the services of qualified individuals who are not employees of the Company to serve as members of the Board and to secure for the Company the benefits of the incentives inherent in increased Common Stock ownership by such individuals by granting such individuals Awards in respect of Shares.

2. *ADMINISTRATION*. The Administrator shall be responsible for administering the Plan. Subject to the provisions of the Plan, the Administrator shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan, including but not limited to:

    (a) determining the Fair Market Value for purposes of any Award;

    (b) approving any forms of Award Agreements to be used under the Plan;

    (c) amending any outstanding Awards;

    (d) construing and interpreting the Plan and any agreements defining the rights and obligations of the Company and Non-Employee Directors under the Plan;

    (e) correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

    (f) adopting such rules or guidelines as it deems appropriate to implement the Plan;

    (g) authorizing any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously authorized by the Administrator or the Plan;

    (h) adjusting the number of shares subject to any Award, adjusting the price of any or all outstanding Options or otherwise changing previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate;

    (i) determining whether, and the extent to which, adjustments are required pursuant to Section 7 hereof; and

    (j) making all other decisions relating to the operation of the Plan.

    Each interpretation, determination, or other action made or taken by the Administrator pursuant to the Plan shall be final and binding on all persons, and the Administrator's determinations under the Plan need not be the same for all persons. The Administrator shall not be liable for any action or determination made in good faith, and shall be entitled to indemnification and reimbursement in the manner provided in the Company's Articles of Incorporation and Bylaws as such documents may be amended from time to time.

3.   *SHARES AVAILABLE; LIMITS.*

(a)   *SHARE LIMIT.* Subject to the provisions of Section 7, the maximum number of Shares that may be issued under the Plan shall not exceed 44,800,000 Shares (the "Share Limit"). The stock issuable under the Plan shall be authorized and unissued Shares.

(b)   *SHARE COUNT.* Shares issued pursuant to Restricted Stock Unit Awards shall count against the Share Limit as two (2) Shares for every one (1) Share issued in connection with the Award. Shares issued pursuant to the exercise of Options shall count against the Share Limit as one (1) Share for every one (1) Share to which such exercise relates. If Awards are settled in cash, the shares that would have been delivered had there been no cash settlement shall not be counted against the Share Limit. Except as provided in the next sentence, if Awards are forfeited or are terminated for any reason before settlement or exercise, then the Shares underlying such Awards shall again become available for Awards under the Plan, provided that any one (1) Share subject to a Restricted Stock Unit Award that is forfeited or terminated shall be credited as two (2) Shares when determining the number of Shares that shall again become available for Awards under the Plan. Shares that are exchanged by a Non-Employee Director or withheld by the Company as full or partial payment in connection with any Award under the Plan, as well as any Shares exchanged by a Non-Employee Director or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any Award, shall not be available for subsequent Awards under the Plan.

(c)   *LIMIT ON COMPENSATION.* In no event shall the compensation payable by the Company to a Non-Employee Director for services performed as a Non-Employee Director, including the grant date value (determined under U.S. generally accepted accounting principles) of Awards, cash retainers, and other compensation, exceed $1,500,000 in the aggregate in any fiscal year.

4.   *RESTRICTED STOCK UNITS.* Unless otherwise determined by the Administrator, each Non-Employee Director shall receive grants of Restricted Stock Units under the Plan subject to the following provisions of this Section 4 and the terms of any Award Agreement approved by the Administrator:

(a)   *ANNUAL GRANTS.* On the date of each Annual Meeting immediately following which a Non-Employee Director is serving on the Board, such Non-Employee Director shall be automatically granted an Award of a number of Restricted Stock Units determined by dividing (i) $310,000 (or such other amount as determined by the Board prior to the date of such Annual Meeting and subject to the limitations of the Plan) by (ii) the Fair Market Value of the Shares on the date of grant, such number to be rounded to the nearest whole number of Restricted Stock Units (each, an "Annual RSU Award").

(b)   *INITIAL GRANTS.* Each Non-Employee Director who first becomes a Non-Employee Director at any time other than on the date of an Annual Meeting shall be automatically granted, on the date he or she first becomes a Non-Employee Director, an Award of a number of Restricted Stock Units determined by multiplying (i) the quotient obtained by dividing (A) the dollar amount applied under Section 4(a) with respect to Awards granted at the immediately preceding Annual Meeting by (B) the Fair Market Value of the Shares on the date of grant, by (ii) a fraction (A) the numerator of which shall be the number of days remaining in the 365-day period following the most recent Annual Meeting, and (B) the denominator of which shall be 365 (but in no event shall such fraction be greater than one (1)), such number to be rounded to the nearest whole number of Restricted Stock Units (each, an "Initial RSU Award"); provided, however, that a Non-Employee Director shall not be eligible to receive an Initial RSU Award if either (x) he or she was an employee of the Company or any of its Subsidiaries immediately prior to first becoming a Non-Employee Director, or (y) he or she first becomes a Non-Employee Director at any time on or after the February 1 following the last preceding Annual Meeting.

(c)   *VESTING; TERMINATION OF SERVICE.* Except as otherwise provided in an Award Agreement at the time of grant, each Annual RSU Award shall fully vest on the February 1 that occurs in the fiscal year of the Company following the fiscal year in which the Award was granted. Each Initial RSU Award shall fully vest on the Vesting Date established for the Annual RSU Awards granted in connection with the last Annual Meeting to occur prior to the grant date of such Initial RSU Award. If the Non-Employee Director ceases to serve as a member of the Board for any reason other than the Non-Employee Director's death, the Non-Employee Director's Restricted Stock Units shall terminate to the extent such Restricted Stock Units have not become vested prior to the first date the Non-Employee Director is no longer a member of the Board, and the Non-Employee Director shall have no rights with respect to, or in respect of, such terminated Restricted Stock Units. If the Non-Employee Director ceases to serve as a member of the Board due to his or her death, the Non-Employee Director's unvested Restricted Stock Units shall fully vest as of the date of the Non-Employee Director's death.

(d)   *SETTLEMENT OF RESTRICTED STOCK UNITS.* On or as soon as administratively practical following the applicable Vesting Date (and in all events not later than two and one-half months after the applicable Vesting Date), the Company shall deliver to the Non-Employee Director a number of Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company) equal to the number of Restricted Stock Units that vested on the applicable Vesting Date. Upon settlement of any Restricted Stock Units in accordance with the foregoing provision of this Section 4(d) and settlement of any Dividend Equivalent Right in accordance with Section 4(f), the Non-Employee Director shall have no further rights with respect to any Restricted Stock Units that are so paid.

(e)   *SHAREHOLDER RIGHTS.* A Non-Employee Director shall have no rights as a shareholder of the Company, no dividend rights (except as expressly set forth in Section 4(f) with respect to Dividend Equivalent Rights) and no voting rights with respect to the Restricted Stock Units or any Shares underlying or issuable in respect of such Restricted Stock Units until such Shares have been issued to the Non-Employee Director pursuant to Section 4(d). Except for any Dividend Equivalent Rights awarded pursuant to Section 4(f) or as provided in Section 7, no adjustment shall be made in respect of any Restricted Stock Units for dividends or distributions or other rights in respect of any share for which the record date is prior to the date upon which the Non-Employee Director shall become the holder of record of Shares related thereto.

(f)   *DIVIDEND EQUIVALENT RIGHTS DISTRIBUTIONS.* As of any date that the Company pays an ordinary cash dividend on its Common Stock, the Company shall credit the Non-Employee Directors with a dollar amount equal to (i) the per Share cash dividend paid by the Company on its Common Stock on such date, multiplied by (ii) the total number of Restricted Stock Units (including as such total number may be adjusted pursuant to Section 7) subject to the Award that are outstanding on the record date for that dividend (a "Dividend Equivalent Right"). Any Dividend Equivalent Rights credited pursuant to the foregoing provisions of this Section 4(f) shall be subject to the same vesting, settlement and other terms, conditions and restrictions as the Restricted Stock Units to which they relate; provided, however, that the amount of any vested Dividend Equivalent Rights shall be paid in cash. No crediting of Dividend Equivalent Rights shall be made pursuant to this Section 4(f) with respect to any Restricted Stock Units which, immediately prior to the record date for that dividend, have either been paid pursuant to Section 4(d) or terminated pursuant to Section 4(c).

5.   *OPTIONS*.

   (a)   *NO ADDITIONAL GRANTS*. No Options shall be granted under the Plan unless and until the Board determines that the grant of Options is in the best interests of the Company and its shareholders.

   (b)   *EXERCISE PRICE*. The per share exercise price of each Option shall not be less than 100% of the Fair Market Value of a Share as of the date of grant of the Option determined in accordance with the provisions of the Plan.

   (c)   *VESTING*. Except as otherwise provided in an Award Agreement at the time of grant, Options shall be fully vested and immediately exercisable on their date of grant.

   (d)   *TERM OF OPTIONS*.

      i.   *TEN-YEAR TERM*. Each Option shall expire ten (10) years from its date of grant, subject to earlier termination as provided herein.

      ii.   *TERMINATION OF SERVICE*. Upon cessation of a Non-Employee Director's service as a member of the Board for any reason other than death, any of the Non-Employee Director's Options (or any portion thereof) that is not then vested shall terminate, and the Non-Employee Director shall have no rights with respect to, or in respect of, such terminated Options. If the Non-Employee Director ceases to serve as a member of the Board due to his or her death, the Non-Employee Director's Options shall fully vest as of the date of the Non-Employee Director's death.

      iii.   *EXERCISE FOLLOWING TERMINATIONS OF SERVICE*. If a Non-Employee Director ceases to be a member of the Board for any reason other than death, any Options granted to such Non-Employee Director that are exercisable at the time of the Non-Employee Director's termination may be exercised by such Non-Employee Director at any time within ninety (90) days after the date of such Non-Employee Director's termination of service, subject to the earlier expiration of such Options as provided for in Section 5(d)(i) above. At the end of such ninety-day period, any unexercised portion of the Option shall expire. If a Non-Employee Director ceases to be a member of the Board by reason of such Non-Employee Director's death, all of the Options granted to the Non-Employee Director may be exercised by his or her Beneficiary at any time within three (3) years after the date of the Non-Employee Director's death, subject to the earlier expiration of such Options as provided for in Section 5(d)(i) above. At the end of such three (3)-year period, any unexercised portion of the Option shall expire.

   (e)   *TIME AND MANNER OF EXERCISE OF OPTIONS*.

      i.   *NOTICE OF EXERCISE*. Subject to the other terms and conditions hereof, a Non-Employee Director may exercise any Option, to the extent such Option is vested, by giving written notice of exercise to the Company; provided, however, that in no event shall an Option be exercisable for a fractional share. The date of exercise of an Option shall be the later of (A) the date on which the Company receives such written notice and (B) the date on which the Non-Employee Director pays the applicable consideration pursuant to Section 5(e)(ii).

      ii.   *METHOD OF EXERCISE*. The consideration to be paid for the Shares to be issued upon exercise of an Option may consist of (A) cash, (B) check, (C) other Shares that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option shall be exercised, (D) delivery of a properly executed exercise notice together with irrevocable instructions to a broker to sell Shares and promptly deliver to the Company the amount of proceeds required to pay the exercise price, or (E) any combination of the foregoing methods of payment. Without limiting the generality of the foregoing, any vested and exercisable Options may also be Net Exercised, to the extent permitted by the Administrator.

iii.   *SHAREHOLDER RIGHTS*. A Non-Employee Director shall have no rights as a shareholder with respect to any Shares issuable upon exercise of an Option until such Shares shall have been issued to the Non-Employee Director pursuant to Section 5(e), and, except as provided in Section 7, no adjustment shall be made to an Option or Share issued upon the exercise thereof for dividends, distributions or other rights in respect of any Share for which the record date is prior to the date upon which the Non-Employee Director shall become the holder of record thereof.

(f)   *ISSUANCE OF SHARES*. Subject to the foregoing conditions, as soon as is reasonably practicable after its receipt of a proper notice of exercise and, if applicable, payment of the exercise price of the Option for the number of Shares with respect to which the Option is exercised, the Company shall deliver to the Non-Employee Director (or following the Non-Employee Director's death, the Beneficiary entitled to exercise the Option), at the principal office of the Company or at such other location as may be acceptable to the Company and the Non-Employee Director (or such Beneficiary), the appropriate number of Shares to be issued in connection with such exercise. Delivery of such Shares shall be evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company, or in such other manner that the Administrator shall specify from time to time. Shares sold in connection with a "cashless exercise" shall be delivered to the broker referred to therein in accordance with procedures established by the Company from time to time.

6.   *RESTRICTIONS ON TRANSFER*. An Award may not be transferred, pledged, assigned, or otherwise disposed of, except by will or by the laws of descent and distribution; provided, however, that, with the approval of the Administrator, an Award may be transferred to a Non-Employee Director's family members or to one or more trusts established in whole or in part for the benefit of one or more of such family members. An Option shall be exercisable, during the Non-Employee Director's lifetime, only by the Non-Employee Director or by the individual or entity to whom the Option has been transferred in accordance with the previous sentence. No assignment or transfer of an Award, or of the rights represented thereby, whether voluntary or involuntary, by operation of law or otherwise, except by will or the laws of descent and distribution, shall vest in the assignee or transferee any interest or right in the Award, but immediately upon any attempt to assign or transfer the Award the same shall terminate and be of no force or effect.

7.   *ADJUSTMENTS*.

(a)   Upon (or, as may be necessary to effect the adjustment, immediately prior to) any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation or other reorganization; any spin-off, split-up, split-off or extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock, the Administrator shall equitably and proportionately adjust (1) the number and type of Shares (or other securities) that thereafter may be made the subject of Awards (including the Share Limit, maximums and number of Shares set forth elsewhere in the Plan), (2) the number, amount and type of Shares (or other securities or property) subject to any outstanding Awards, (3) the exercise price of any outstanding Options, and/or (4) the securities, cash or other property deliverable upon exercise or settlement of any outstanding Awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by the Plan and the then-outstanding Awards. Any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7(a), and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

(b)   It is intended that, unless otherwise determined by the Administrator, any adjustments contemplated by Section 7(a) be made in a manner that satisfies applicable legal, tax (including, without limitation and as applicable in the circumstances, Code Section 409A) and accounting (so as to not trigger any charge to earnings with respect to such adjustment) requirements.

(c)   Any adjustment under this Section 7 need not be the same for all persons or Awards.

8.   *CHANGE OF CONTROL*. Upon the occurrence of any Change of Control, any then outstanding Award automatically shall become vested or exercisable, as the case may be, with respect to a prorated portion of the number of Shares subject to such Award, determined as follows:

(a)   *CLIFF-VESTING AWARDS*. If the Award has one scheduled Vesting Date, the portion of the Award with respect to the following number of Shares shall vest upon the Change of Control: (i) the number of Shares subject to such Award, multiplied by (ii) a fraction (A) the numerator of which is the number of days elapsed from and including the date the Award was granted to the date of the Change of Control, and (B) the denominator is the number of days from and including the date of grant to and including the scheduled Vesting Date.

(b)   *INSTALLMENT-VESTING AWARDS*. If the Award has multiple scheduled Vesting Dates, the portion of the Award with respect to the following number of Shares shall vest upon the Change of Control: (i) the number of Shares subject to the portion of such Award that is scheduled to vest on the first Vesting Date that is scheduled to occur following the Change of Control, multiplied by (ii) a fraction (A) the numerator of which is the number of days elapsed following and excluding the most recent Vesting Date prior to the Change of Control, and (B) the denominator is the number of days from and excluding such most recent Vesting Date to and including the first Vesting Date that is scheduled to occur following the Change of Control.

9.   *DESIGNATION OF BENEFICIARY*.

(a)   *BENEFICIARY DESIGNATIONS*. Each Non-Employee Director may designate a Beneficiary to exercise an Option or receive settlement of an Award upon the Non-Employee Director's death by executing a Beneficiary Designation Form and delivering it to the Administrator.

(b)   *CHANGE OF BENEFICIARY DESIGNATION*. A Non-Employee Director may change an earlier Beneficiary designation by executing a later Beneficiary Designation Form and delivering it to the Administrator. The execution of a Beneficiary Designation Form and its receipt by the Administrator shall revoke and rescind any prior Beneficiary Designation Form.

10.   *TERMINATION AND AMENDMENT OF THE PLAN*.

(a)   *TERMINATION*. Unless earlier terminated by the Board, the Plan shall terminate on February 23, 2036. Following such date, no further grants of Awards shall be made pursuant to the Plan.

(b)   *GENERAL POWER OF BOARD*. Notwithstanding anything herein to the contrary, the Board may at any time and from time to time terminate, modify, suspend or amend the Plan in whole or in part (including amend the Plan at any time and from time to time, without shareholder approval, to prospectively change the value and relative mixture of Restricted Stock Units and Options subject to Awards granted to Non-Employee Directors on the date of each Annual Meeting or upon becoming a Non-Employee Director and the methodology for determining the number of Shares to be subject to such Awards, each within the Share Limit and the individual limit set forth in Section 3, and the other terms and conditions applicable to such Awards) or, subject to Sections 10(c) and 10(d), amend the terms of any outstanding Award; provided, however, that no such termination, modification, suspension or amendment shall be effective without shareholder approval if such approval is required to comply with any applicable law or stock exchange rule; and provided further that the Board may not, without shareholder approval, increase the maximum number of Shares issuable under the Plan except as provided in Section 7. For avoidance of doubt, the Board may, without shareholder approval, provide on a prospective basis for grants under the Plan to consist of Options only, Restricted Stock Units only, or a combination of Options and Restricted Stock Units on such terms and conditions, subject to the Share Limit and the other express limits of the Plan, as may be established by the Board.

(c)   *WHEN NON-EMPLOYEE DIRECTORS' CONSENTS REQUIRED.* The Board may not alter, amend, suspend or terminate the Plan, or amend the terms of any outstanding Award, without the consent of any Non-Employee Director to the extent that such action would adversely affect his or her rights with respect to Awards that have previously been granted, except to the extent such action is necessary to comply with applicable law or stock exchange listing rules or accounting rules.

(d)   *NO REPRICING.* In no case (except due to an adjustment contemplated by Section 7 or any repricing that may be approved by shareholders) shall any action be taken with respect to the Plan or any Option hereunder that would constitute a repricing (by amendment, substitution, cancellation and regrant, exchange or other means, including any action that is treated as a repricing under U.S. generally accepted accounting principles) of the per Share exercise price of any Option.

11.   *MISCELLANEOUS.*

(a)   *NO RIGHT TO NOMINATION.* Nothing in the Plan shall be deemed to create any obligation on the part of the Board to nominate any of its members for reelection by the Company's shareholders, nor confer upon any Non-Employee Director the right to remain a member of the Board for any period of time, or at any particular rate of compensation.

(b)   *REGULATORY REQUIREMENTS.* The Administrator may require each Non-Employee Director or any other person purchasing or acquiring Shares pursuant to the Plan to agree with the Company in writing that such Non-Employee Director is acquiring the Shares for investment and not with a view to the distribution thereof or provide such other assurances and representations to the Company as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements. Shares delivered under the Plan shall be subject to such stock-transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission or any exchange upon which the Common Stock is then listed, and any applicable federal or state securities law. No Shares shall be issued hereunder unless the Company shall have determined that such issuance is in compliance with, or pursuant to an exemption from, all applicable federal and state securities laws.

(c)   *EXPENSES.* The costs and expenses of administering the Plan shall be borne by the Company.

(d)   *APPLICABLE LAW.* Except as to matters of federal law, the Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of California and applicable U.S. federal laws without giving effect to conflicts of law principles.

(e)   *SEVERABILITY.* If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of the Plan shall continue in effect.

(f)   *SECTION HEADINGS; INTERPRETATION.* Captions and headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(g)   *AUTHORITY OF THE COMPANY AND SHAREHOLDERS*. The existence of the Plan shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company's capital structure or business of the Company or any Subsidiary, (ii) any merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary, (iii) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Company or any Subsidiary, (iv) any dissolution or liquidation of the Company or any Subsidiary, (v) any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary, (vi) the payment at the discretion of the Board of any type or form of compensation to Non-Employee Directors that may be made at law and without contravention of any requirement of the principal exchange upon which the Shares are traded, or (vii) any other corporate act or proceeding by the Company or any Subsidiary, whether of a similar character or otherwise. No Non-Employee Director, beneficiary or other person shall have any claim under any Award or Award Agreement against any member of the Board or the Company, or any employees, officers or agents of the Company or any Subsidiary, as a result of any such action.

12.   *DEFINITIONS*. Capitalized words not otherwise defined in the Plan have the meanings set forth below:

"ADMINISTRATOR" means the Board. The Board may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or any of its Subsidiaries or to third parties.

"ANNUAL MEETING" means the first annual meeting of the Company's shareholders at which members of the Board are elected following the applicable fiscal year of the Company or the applicable date, as the context may require. By way of example, the Annual Meeting following the Company's 2016 fiscal year occurred on February 28, 2017.

"AWARD" means an award of Options or Restricted Stock Units under the Plan.

"AWARD AGREEMENT" means any agreement that evidences an Award granted under the Plan. Award Agreements shall consist of either (1) a written award agreement in a form approved by the Administrator, or (2) an electronic notice of award grant in a form approved by the Administrator and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under the Plan generally, as the Administrator may provide and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Administrator may require.

"BENEFICIARY" means an individual or entity designated by a Non-Employee Director on a Beneficiary Designation Form to exercise Options or receive settlement of Awards in the event of the Non-Employee Director's death; provided, however, that, if no such individual or entity is designated or if no such designated individual is alive at the time of the Non-Employee Director's death, Beneficiary shall mean the Non-Employee Director's estate.

"BENEFICIARY DESIGNATION FORM" means a document, in a form approved by the Administrator to be used by Non-Employee Directors to name their respective Beneficiaries. No Beneficiary Designation Form shall be effective unless it is signed by the Non-Employee Director and received by the Administrator prior to the date of death of the Non-Employee Director.

"BOARD" means the Board of Directors of the Company.

"CHANGE OF CONTROL" means the occurrence of any one or more of the following events:

(i)   An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (an "Acquirer") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (1) the then outstanding Shares (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change of Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, or (4) any acquisition by any entity pursuant to a transaction that complies with clauses (1), (2) and (3) of subsection (iii) of this definition;

(ii)   A change in the composition of the Board such that the individuals who, as of February 13, 2018, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that, for purposes of this subsection (ii), any individual who becomes a member of the Board subsequent to February 13, 2018 whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered members of the Incumbent Board; provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an Acquirer other than the Board shall not be considered a member of the Incumbent Board;

(iii)   The consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its Subsidiaries or sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or securities of another entity by the Company or any of its Subsidiaries (a "Business Combination"), in each case, unless, following such Business Combination (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock (or, for a noncorporate entity, equivalent securities) and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors (or, for a noncorporate entity, equivalent securities), as the case may be, of the entity resulting from such Business Combination (including an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Acquirer (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then outstanding shares of common stock (or, for a noncorporate entity, equivalent securities) of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors (or, for a noncorporate entity, equivalent body or committee) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv)   The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

"CODE" means the Internal Revenue Code of 1986, as amended, and the applicable rules and regulations promulgated thereunder.

"COMMON STOCK" means the common stock of the Company or any other class of securities of the Company or any successor in interest thereto to which any award under the Plan relates by reason of an adjustment under Section 7.

"COMPANY" means Apple Inc., a California corporation, or any successor to substantially all of its business.

"EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations promulgated thereunder.

"FAIR MARKET VALUE" means, unless otherwise determined or provided by the Administrator in the circumstances, the last price (in regular trading) for a Share on the Nasdaq Stock Market (the "Market") for the date in question or, if no sales of Shares were reported on the Market on that date, the last price (in regular trading) for a Share on the Market for the next preceding day on which sales of Shares were reported on the Market. The Administrator may, however, provide with respect to one or more Awards that the Fair Market Value shall equal the last price for a Share on the Market on the last trading day preceding the date in question or the average of the high and low trading prices of a Share on the Market for the date in question or the most recent trading day. If Shares are no longer listed or are no longer actively traded on the Market as of the applicable date, the Fair Market Value of a Share shall be the value as reasonably determined by the Administrator for purposes of the Award in the circumstances. The Administrator also may adopt a different methodology for determining Fair Market Value with respect to one or more Awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular Awards (for example, and without limitation, the Administrator may provide that Fair Market Value for purposes of one or more Awards shall be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

"NET EXERCISED" shall mean the exercise of an Option or any portion thereof by the delivery to the person exercising such Option of the greatest number of whole Shares having a Fair Market Value on the date of exercise not in excess of the difference between the aggregate Fair Market Value of the Shares subject to the Option (or the portion of such Option then being exercised) and the aggregate exercise price for all such Shares under the Option (or the portion thereof then being exercised), with any fractional share that would result from such equation to be payable in cash.

"NON-EMPLOYEE DIRECTOR" means a member of the Board who is not an employee of the Company or any of its Subsidiaries.

"OPTION" means an option to purchase Shares awarded to a Non-Employee Director under the Plan.

"RESTRICTED STOCK UNIT" means a bookkeeping entry representing the equivalent of one Share, subject to the terms and conditions hereof, and represents an unfunded and unsecured obligation of the Company.

"SHARE" means one share of Common Stock.

"SUBSIDIARY" means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company. An entity that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

"VESTING DATE" means, with respect to a particular Award, the date on which the Award vests in whole or in part.

"VOTING SECURITIES" means, with respect to any corporation, securities of such corporation that are entitled to vote generally in the election of directors of such corporation.

